Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

OFFICE DEPOT, INC.,

DOGWOOD MERGER SUB INC.,

DOGWOOD MERGER SUB LLC,

MAPLEBY HOLDINGS MERGER CORPORATION,

MAPLEBY MERGER CORPORATION

AND

OFFICEMAX INCORPORATED

February 20, 2013

3.24	Merger Sub Two and Merger Sub Three	32
3.25	Takeover Statutes and Rights Agreement	32
3.26	Insurance	33
3.27	Treatment of Office Depot Preferred Stock	33

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF MAPLE

4.1	Organization and Standing	33
4.2	Subsidiaries	34
4.3	Corporate Power and Authority	35
4.4	Capitalization of OfficeMax, Mapleby Holdco and Merger Sub One	35
4.5	Conflicts; Consents and Approvals	36
4.6	No Material Adverse Effect	37
4.7	OfficeMax SEC Documents; Controls; Registration Rights	37
4.8	Compliance with Law	39
4.9	Taxes	39
4.10	Intellectual Property	40
4.11	Title to and Condition of Properties	41
4.12	Registration Statement; Joint Proxy Statement	41
4.13	Litigation	41
4.14	Brokerage and Finder’s Fees	42
4.15	Reorganization	42
4.16	Employee Benefit Plans	42
4.17	Contracts	45
4.18	Undisclosed Liabilities	46
4.19	Operation of OfficeMax’s Business	46
4.20	Permits	47
4.21	Environmental Matters	47
4.22	Opinion of Financial Advisors	47
4.23	Board Recommendation	48
4.24	Mapleby Holdco and Merger Sub One	48
4.25	Takeover Statutes	48
4.26	Insurance	48

ARTICLE V. MUTUAL COVENANTS OF THE PARTIES

5.1	Preparation of Proxy Statement; Stockholders Meetings	48
5.2	Access to Information; Confidentiality	50
5.3	Filings; Reasonable Best Efforts; Notification.	51
5.4	Control of Other Party’s Business	53
5.5	Tax-Free Treatment	53
5.6	Public Announcements	54
5.7	Section 16 Matters	54
5.8	Transaction Litigation	54
5.9	Notification of Certain Matters	55

ARTICLE VI. ADDITIONAL COVENANTS OF THE PARTIES.

6.1	Conduct of Office Depot’s Operations	55
6.2	Conduct of OfficeMax’s Operations	59

- ii -

6.3	Indemnification; Directors’ and Officers’ Insurance	62
6.4	Activities of Parties Other Than Office Depot and OfficeMax	63
6.5	NYSE Listing	63
6.6	Employees and Employee Benefits	63
6.7	Treatment of Office Depot Preferred Stock	64
6.8	Treatment of OfficeMax Series D Preferred Stock	64
6.9	Financing	65
6.10	Office Depot Acquisition Proposals	65
6.11	OfficeMax Acquisition Proposals	68
6.12	Approvals	71

ARTICLE VII. CONDITIONS

7.1	Conditions to the Obligations of Each Party	71
7.2	Conditions to Obligations of OfficeMax, Mapleby Holdco and Merger Sub One	72
7.3	Conditions to Obligations of Office Depot, Merger Sub Two and Merger Sub Three	73

ARTICLE VIII. TERMINATION AND AMENDMENT

8.1	Termination	74
8.2	Effect of Termination	76
8.3	Amendment	78
8.4	Extension; Waiver	79

ARTICLE IX. MISCELLANEOUS

9.1	Survival of Representations and Warranties	79
9.2	Notices	79
9.3	Interpretation	80
9.4	Counterparts	82
9.5	Entire Agreement	83
9.6	Severability	83
9.7	Third-Party Beneficiaries	83
9.8	Governing Law	83
9.9	Consent to Jurisdiction; Venue	83
9.10	Specific Performance	84
9.11	Assignment	84
9.12	Expenses	85

Exhibits

Exhibit A     Voting Agreement

Exhibit B     Termination Agreement

Exhibit C     Office Depot Bylaws

- iii -

INDEX OF DEFINED TERMS

Page
2001 DCP	44
Action	26
Agreement	1
Antitrust Laws	52
Applicable Law	21
Board Recommendation Notice	67
Book-Entry Share	14
Business Combination	78
business day	81
Bylaw Amendment	6
Certificate	13
Certificate of Conversion	4
Certificate of Designation	65
Clean Team Agreement	51
Closing	4
Closing Date	4
Code	2
Commission	17
Common Stock Trust	13
Confidentiality Agreement	50
Continuing Office Depot Business	10
Continuing Office Depot CEO	8
Continuing OfficeMax Business	10
Continuing OfficeMax CEO	8
Contract	29
Controlled Group Liability	81
Conversion Effective Time	4
Costs	76
Delaware Filings	4
DGCL	3
DLLCA	3
End Date	75
Environmental Laws	31
Environmental Permit	31
ERISA	81
ERISA Affiliate	81
Event	82
Excess Shares	12
Exchange Act	20
Exchange Agent	13
Exchange Fund	13
Exchange Ratio	12
Excluded Employees	63

- iv -

Excluded Office Depot Event	73
Excluded OfficeMax Event	74
Excluded Shares	12
executive officers	61
First Certificate of Merger	3
First Effective Time	3
First Merger	3
GAAP	81
Governmental Authority	21
Hazardous Materials	31
HSR Act	21
Independent Directors	7
Information Sharing Agreements	51
Investor Rights Agreement	2
Joint Defense Agreement	51
Joint Proxy Statement	26
knowledge	81
LLC Conversion	3
Management Rights Letter	2
Material Adverse Effect	82
Material Office Depot Contract	30
Material OfficeMax Contract	46
Measurement Date	19
Merger Sub One	1
Merger Sub Three	1
Merger Sub Two	1
Multiemployer Plan	42
New Plans	64
NYSE	13
Office Depot	1
Office Depot Acquisition Agreement	66
Office Depot Acquisition Proposal	68
Office Depot Board	1
Office Depot Board Recommendation	32
Office Depot Bylaws	18
Office Depot Change of Recommendation	66
Office Depot Charter	18
Office Depot Common Stock	19
Office Depot Covenant Individuals	57
Office Depot Director Designees	6
Office Depot Disclosure Schedule	17
Office Depot Exchange Option	16
Office Depot Exchange Stock-Based Award	16
Office Depot FCPA	24
Office Depot Financial Advisors	32
Office Depot Foreign Plan	27

- v -

Office Depot Option	20
Office Depot Permits	31
Office Depot Plans	27
Office Depot Preferred Investors	2
Office Depot Preferred Stock	20
Office Depot Preferred Stock Agreements	33
Office Depot Rights Agreement	32
Office Depot SEC Documents	22
Office Depot Stock-Based Award	20
Office Depot Stockholder Approval	19
Office Depot Stockholders	1
Office Depot Stockholders Meeting	50
Office Depot Superior Proposal	68
Office Depot’s Counsel	53
OfficeMax	1
OfficeMax Acquisition Agreement	69
OfficeMax Acquisition Proposal	71
OfficeMax Board	1
OfficeMax Board Recommendation	48
OfficeMax Bylaws	34
OfficeMax Change of Recommendation	69
OfficeMax Charter	34
OfficeMax Common Stock	35
OfficeMax Converted LLC	3
OfficeMax Covenant Individuals	61
OfficeMax DCB Trust	44
OfficeMax Director Designees	6
OfficeMax Disclosure Schedule	33
OfficeMax Employees	63
OfficeMax FCPA	39
OfficeMax Financial Advisor	48
OfficeMax Foreign Plan	42
OfficeMax Option	16
OfficeMax Permits	47
OfficeMax Plans	42
OfficeMax SEC Documents	37
OfficeMax Securities	11
OfficeMax Series D Preferred Stock	36
OfficeMax Stock-Based Award	16
OfficeMax Stockholder Approval	35
OfficeMax Stockholders	1
OfficeMax Stockholders Meeting	50
OfficeMax Superior Proposal	71
OfficeMax Surviving Corporation	3
OfficeMax Surviving LLC	3
OfficeMax’s Counsel	53

- vi -

Mapleby Holdco	1
Mapleby Holdco Surviving Corporation	3
Old Plans	64
Order	52
parties	1
PBGC	43
pdf	83
Person	82
Prospectus	26
Qualified Office Depot Plans	28
Qualified OfficeMax Plans	43
Registration Statement	26
Relevant Lease	26
Representatives	66
Second Certificate of Merger	4
Second Effective Time	4
Second Merger	3
Securities Act	15
Selection Committee	8
Significant Subsidiary	83
subsidiary	83
Successor CEO	9
Successor CEO Designation	9
Superior Proposal Notice	67
Tax Returns	25
Taxes	25
Termination Agreement	2
Termination Fee	77
Third Certificate of Merger	4
Third Effective Time	4
Third Merger	3
Transactions	3
Treasury Regulations	2
Voting Agreement	2
Withdrawal Liability	83

- vii -

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of February 20, 2013, by and among Office Depot, Inc., a Delaware corporation (“Office Depot”), Dogwood Merger Sub Inc., a Delaware corporation and a wholly owned direct subsidiary of Office Depot (“Merger Sub Two”), Dogwood Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Office Depot (“Merger Sub Three”), Mapleby Holdings Merger Corporation, a Delaware corporation and a wholly owned direct subsidiary of OfficeMax (“Mapleby Holdco”), Mapleby Merger Corporation, a Delaware corporation and a wholly owned direct subsidiary of Mapleby Holdco (“Merger Sub One”), and OfficeMax Incorporated, a Delaware corporation (“OfficeMax” and, together with Office Depot, Merger Sub Two, Merger Sub Three, Mapleby Holdco and Merger Sub One, the “parties”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of Office Depot (the “Office Depot Board”) and the Board of Directors of OfficeMax (the “OfficeMax Board”) have determined that a business combination between Office Depot and OfficeMax presents the opportunity for their respective companies to achieve long-term financial and strategic benefits and accordingly have determined to effect a business combination upon the terms and conditions set forth in this Agreement;

WHEREAS, the Office Depot Board and the OfficeMax Board propose to effect such business combination through the Transactions (as defined below), following which OfficeMax Converted LLC (as defined below) will be a wholly owned indirect subsidiary of Office Depot, and pursuant to which each share of OfficeMax Common Stock (as defined below) outstanding at the Second Effective Time will be converted into the right to receive a specified number of shares of Office Depot Common Stock (as defined below) as more fully provided in this Agreement;

WHEREAS, the OfficeMax Board has determined that this Agreement, the Transactions and the other transactions contemplated by this Agreement pursuant to which OfficeMax’s businesses would be combined with Office Depot’s businesses and the holders of shares of OfficeMax Common Stock (collectively, “OfficeMax Stockholders”) would have a continuing equity interest in the combined Office Depot and OfficeMax businesses through the ownership of shares of Office Depot Common Stock, are advisable and in the best interests of the OfficeMax Stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and resolved to recommend that the OfficeMax Stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the First Merger (as defined below) and the Second Merger (as defined below);

WHEREAS, the Office Depot Board has determined that this Agreement, the Transactions and the other transactions contemplated by this Agreement, pursuant to which the holders of shares of Office Depot Common Stock (collectively, “Office Depot Stockholders”) would have a continuing equity interest in the combined Office Depot and OfficeMax businesses through the continued ownership of shares of Office Depot Common Stock, are advisable and in the best interests of Office Depot and the Office Depot Stockholders and, by resolutions duly adopted, has approved and adopted this Agreement and, effective as of the Second Effective Time (as defined below), the Bylaw Amendment and resolved to recommend that the Office Depot Stockholders approve the issuance of shares of Office Depot Common Stock pursuant to this Agreement;

WHEREAS, the boards of directors of each of Merger Sub Two, Mapleby Holdco and Merger Sub One, by resolutions duly adopted, have approved and adopted this Agreement;

WHEREAS, the parties intend that (i) the First Merger (as defined below) and the LLC Conversion (as defined below), taken together, and (ii) the Second Merger and the Third Merger (as defined below), taken together, will each constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to OfficeMax’s willingness to enter into this Agreement, the holders of the Office Depot Preferred Stock (as defined below) (the “Office Depot Preferred Investors”) have executed and delivered the following agreements attached as Exhibit A and Exhibit B, respectively: (i) a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), by and among Office Depot, OfficeMax, the Investor Representative (as defined therein) and the Office Depot Preferred Investors, pursuant to which (A) the Office Depot Preferred Investors will agree to certain provisions concerning the voting of shares of capital stock of Office Depot in connection with the Transactions, (B) 175,000 shares of Office Depot Preferred Stock will be redeemed by Office Depot following the Office Depot Stockholder Approval (as defined below), (C) any Office Depot Preferred Stock not converted to shares of Office Depot Common Stock following the Office Depot Stockholder Approval will be redeemed by Office Depot immediately prior to the Closing, and shares of Office Depot Common Stock issued upon conversion of the Office Depot Preferred Stock will be repurchased by Office Depot immediately prior to the Closing, such that the Office Depot Preferred Investors will hold less than 5% of the undiluted Office Depot Common Stock outstanding following the Closing and none of the Office Depot Preferred Stock will be outstanding following the Closing, and (D) the Office Depot Preferred Investors will agree to certain standstill provisions effective following the Closing for a period of two years, upon the terms and subject to the conditions set forth therein, and (ii) a Termination Agreement, dated as of the date hereof (the “Termination Agreement “), which will be effective as of the Closing and will terminate that certain Investor Rights Agreement, dated as of June 23, 2009 (the “Investor Rights Agreement “), by and among Office Depot, the Investor Representative (as defined therein) and the Office Depot Preferred Investors, and that certain Management Rights Letter, dated as of June 23, 2009 (the “Management Rights Letter”), by and among Office Depot and the Office Depot Preferred Investors.

NOW, THEREFORE, in consideration of these premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I.

THE TRANSACTIONS

1.1 The Transactions.

(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), at the First Effective Time, Merger Sub One shall be merged with and into OfficeMax (the “First Merger”) and the separate corporate existence of Merger Sub One shall cease, and OfficeMax shall be the surviving corporation in the First Merger (“OfficeMax Surviving Corporation”) and shall become a wholly owned subsidiary of Mapleby Holdco.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Conversion Effective Time, OfficeMax Surviving Corporation shall be converted into a Delaware limited liability company (“OfficeMax Converted LLC”) in accordance with Section 266 of the DGCL and Section 18-214 of the DLLCA (the “LLC Conversion”).

(c) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Second Effective Time, Merger Sub Two shall be merged with and into Mapleby Holdco (the “Second Merger”) and the separate corporate existence of Merger Sub Two shall cease, and Mapleby Holdco shall be the surviving corporation in the Second Merger (“Mapleby Holdco Surviving Corporation”) and shall become a wholly owned subsidiary of Office Depot.

(d) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, Mapleby Holdco Surviving Corporation shall be merged with and into Merger Sub Three (the “Third Merger” and, together with the First Merger, the LLC Conversion and the Second Merger, the “Transactions”) and the separate corporate existence of Mapleby Holdco Surviving Corporation shall cease, and Merger Sub Three shall be the surviving limited liability company in the Third Merger (“OfficeMax Surviving LLC”) and shall be a wholly owned subsidiary of Office Depot.

1.2 Effective Times; Closing Date.

(a) Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the First Merger executed in accordance with the relevant provisions of the DGCL (the “First Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the First Merger. The First Certificate of Merger shall provide that the First Merger shall become effective at 4:00 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the First Certificate of Merger (such time, the “First Effective Time”).

(b) Subject to the provisions of this Agreement, following the First Effective Time and as promptly as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of conversion for the LLC Conversion, executed in accordance with the relevant provisions of the DLLCA (the “Certificate of Conversion”) and shall make all other filings or recordings required under the DGCL and the DLLCA in connection with the LLC Conversion. The Certificate of Conversion shall provide that the LLC Conversion shall become effective at 4:01 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the Certificate of Conversion (such time, the “Conversion Effective Time”).

(c) Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date following the filing of the Certificate of Conversion, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the Second Merger, executed in accordance with the relevant provisions of the DGCL (the “Second Certificate of Merger”) and shall make all other filings or recordings required under the DGCL in connection with the Second Merger. The Second Certificate of Merger shall provide that the Second Merger shall become effective at 4:02 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the Second Certificate of Merger (such time, the “Second Effective Time”).

(d) Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date following the filing of the Second Certificate of Merger, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger for the Third Merger, executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “Third Certificate of Merger” and collectively with the First Certificate of Merger, the Certificate of Conversion and the Second Certificate of Merger, the “Delaware Filings”) and shall make all other filings or recordings required under the DGCL and DLLCA in connection with the Third Merger. The Third Certificate of Merger will provide that the Third Merger shall become effective at 4:03 p.m., New York time, on the Closing Date or at such other date and time as is agreed to by the parties and specified in the Third Certificate of Merger (such time, the “Third Effective Time”).

(e) Prior to the Delaware Filings (other than the First Certificate of Merger), a closing (the “Closing”) shall be held at 10:00 a.m., New York time, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York City, New York 10036, or such other place as the parties may agree in writing, as soon as practicable (but in any event within two business days) following the date upon which all conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date and time as the parties may agree in writing; provided, that the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived at or prior to such date. The date on which the Closing takes place is referred to as the “Closing Date.”

1.3 Effects of the Transactions.

(a) The First Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the First Effective Time, all the property, rights, privileges, powers and franchises of OfficeMax and Merger Sub One shall vest in OfficeMax Surviving Corporation, and all debts, liabilities and duties of OfficeMax and Merger Sub One shall become the debts, liabilities and duties of OfficeMax Surviving Corporation. After the consummation of the First Merger, all references in this Agreement to OfficeMax, including references to OfficeMax Common Stock, OfficeMax Options, OfficeMax Stock-Based Awards, OfficeMax Series D Preferred Stock and other securities of OfficeMax shall be deemed, where applicable, to be references to Mapleby Holdco and the same securities of Mapleby Holdco, and all references to OfficeMax Stockholders shall be deemed to be references to common stockholders of Mapleby Holdco.

(b) The LLC Conversion shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the Conversion Effective Time, (i) OfficeMax Converted LLC shall be deemed to be the same entity as OfficeMax, (ii) all the property, rights, privileges, powers and franchises of OfficeMax shall remain vested in OfficeMax Converted LLC, and all debts, liabilities and duties of OfficeMax shall remain attached to OfficeMax Converted LLC and (iii) such property, rights, privileges, powers and franchise, and debts, liabilities and duties, shall not be deemed, as a consequence of the LLC Conversion, to have been transferred.

(c) The Second Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, at the Second Effective Time, all the property, rights, privileges, powers and franchises of Mapleby Holdco and Merger Sub Two shall vest in Mapleby Holdco Surviving Corporation, and all debts, liabilities and duties of Mapleby Holdco and Merger Sub Two shall become the debts, liabilities and duties of Mapleby Holdco Surviving Corporation.

(d) The Third Merger shall have the effects set forth in the DGCL and the DLLCA. Without limiting the generality of the foregoing, at the Third Effective Time, all the property, rights, privileges, powers and franchises of Mapleby Holdco Surviving Corporation and Merger Sub Three shall vest in OfficeMax Surviving LLC, and all debts, liabilities and duties of Mapleby Holdco Surviving Corporation and Merger Sub Three shall become the debts, liabilities and duties of OfficeMax Surviving LLC.

1.4 Organizational Documents and Directors and Officers of Parties Other Than Office Depot and OfficeMax.

(a) At the First Effective Time, the OfficeMax Charter as in effect immediately prior to the First Effective Time shall be the certificate of incorporation of OfficeMax Surviving Corporation, and the OfficeMax Bylaws as in effect immediately prior to the First Effective Time shall be the bylaws of OfficeMax Surviving Corporation; in each case until amended in accordance with Applicable Law and as provided in such organizational document. Each of the parties shall take all necessary action to cause the directors and officers of OfficeMax immediately prior to the First Effective Time to be the initial directors and officers of OfficeMax Surviving Corporation immediately following the First Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of OfficeMax Surviving Corporation and Applicable Law.

(b) At the Conversion Effective Time, OfficeMax Converted LLC shall adopt a limited liability company agreement in a form customary for a single member, member-managed limited liability company that is treated as disregarded as an entity separate from Mapleby Holdco for U.S. federal income tax purposes.

(c) At the Second Effective Time, the certificate of incorporation of Mapleby Holdco as in effect immediately prior to the Second Effective Time shall be the certificate of incorporation of Mapleby Holdco Surviving Corporation, and the bylaws of Mapleby Holdco as in effect immediately prior to the Second Effective Time shall be the bylaws of Mapleby Holdco Surviving Corporation; in each case until amended in accordance with Applicable Law and as provided in such organizational document. Each of the parties shall take all necessary action to cause the directors and officers of Merger Sub Two immediately prior to the Second Effective Time to be the initial directors and officers of Mapleby Holdco Surviving Corporation immediately following the Second Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation or bylaws of Mapleby Holdco Surviving Corporation and Applicable Law.

(d) At the Third Effective Time, the certificate of formation of Merger Sub Three as in effect immediately prior to the Third Effective Time shall be the certificate of formation of OfficeMax Surviving LLC, and the limited liability company agreement of Merger Sub Three as in effect immediately prior to the Third Effective Time shall be the limited liability company agreement of OfficeMax Surviving LLC; in each case until amended in accordance with Applicable Law and as provided in such organizational document. Each of the parties shall take all necessary action to cause the officers of Mapleby Holdco Surviving Corporation immediately prior to the Third Effective Time to be the initial officers of OfficeMax Surviving LLC immediately following the Third Effective Time, until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the limited liability company agreement of OfficeMax Surviving LLC and Applicable Law.

1.5 Governance.

(a) At the Second Effective Time, the Office Depot Bylaws, as in effect immediately prior to the Second Effective Time, shall be amended as set forth on Exhibit C (the “Bylaw Amendment”) and shall thereafter be the bylaws of Office Depot, until amended in accordance with Applicable Law and as provided in such bylaws. Prior to the Second Effective Time, Office Depot shall take all actions necessary to adopt the Bylaw Amendment.

(b) Prior to the Second Effective Time, Office Depot shall take all actions as may be necessary, including securing resignations of existing members of the Office Depot Board, to cause: (i) the number of directors constituting the full Office Depot Board as of the Second Effective Time to be 12, or, in the event the Successor CEO Designation has occurred prior to the Second Effective Time and the Successor CEO is neither the then-current Chief Executive Officer of OfficeMax nor the then-current Chief Executive Officer of Office Depot, 11; and (ii) the Office Depot Board as of the Second Effective Time to be composed of: (A) 5 directors designated by Office Depot prior to the Closing (such individuals and any individual designated by Office Depot pursuant to subclause (ii)(D)(y) below, the “Office Depot Director Designees”); (B) 5 directors designated by OfficeMax prior to the Second Effective Time (such individuals and any individual designated by OfficeMax pursuant to subclause (ii)(D)(y) below, the “OfficeMax Director Designees”); (C) in the event the Successor CEO Designation has not occurred prior to the Second Effective Time, each of the Continuing Office Depot CEO and the Continuing OfficeMax CEO (for the avoidance of doubt, in which case the number of directors constituting the full Office Depot Board as of the Second Effective Time shall be 12); and (D) in the event the Successor CEO Designation has occurred prior to the Second Effective Time, (x) the Successor CEO and (y) if the Successor CEO is the then-current Chief Executive Officer of OfficeMax or the then-current Chief Executive Officer of Office Depot, an additional independent director designated by the party whose then-current Chief Executive Officer is not the Successor CEO (for the avoidance of doubt, in which case the number of directors constituting the full Office Depot Board as of the Second Effective Time shall be (1) 11 if the Successor CEO is neither the then-current Chief Executive Officer of Office Depot nor the then-current Chief Executive Officer of OfficeMax or (2) 12 if the Successor CEO is either the then-current Chief Executive Officer of Office Depot or the then-current Chief Executive Officer of OfficeMax). Each of the individuals designated by OfficeMax or Office Depot pursuant to subclause (ii)(A), (ii)(B) or (ii)(D)(y) above shall meet the independence standards of the NYSE with respect to Office Depot as of the Second Effective Time (such individuals, the “Independent Directors”). For all purposes hereunder, the then-current Chief Executive Officer of Office Depot, the Continuing Office Depot CEO, the then-current Chief Executive Officer of OfficeMax, the Continuing OfficeMax CEO and the Successor CEO shall be deemed not to qualify as Independent Directors. Office Depot shall take all actions necessary to ensure that all of the new directors elected to the Office Depot Board as of the Second Effective Time under this Section 1.5(b) shall be approved by a vote of a majority of the Office Depot Board as constituted as of immediately prior to the Second Effective Time.

(c) Prior to the Second Effective Time, Office Depot shall take all actions as may be necessary to cause each committee of the Office Depot Board as of the Second Effective Time to be composed of equal numbers of Independent Directors designated by Office Depot, on the one hand, and OfficeMax, on the other hand (including, in the case of the Audit Committee, such actions as may be necessary to cause such committee to include an Office Depot designee and an OfficeMax designee who each qualify as an audit committee financial expert for purposes of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Exchange Act). Prior to the Second Effective Time: (i) OfficeMax shall designate one of the prospective committee members to serve as the chairperson of the Audit Committee as of the Second Effective Time; (ii) Office Depot shall designate one of the prospective committee members to serve as the chairperson of such other committee as may be selected by Office Depot as of the Second Effective Time; (iii) following Office Depot’s designation pursuant to subclause (ii) above, OfficeMax shall designate one of the prospective committee members to serve as the chairperson of such other committee (excluding those addressed in subclauses (i) and (ii) above) as may be selected by OfficeMax as of the Second Effective Time; (iv) following OfficeMax’s designation pursuant to subclause (iii) above, Office Depot shall designate one of the prospective committee members to serve as the chairperson of such other committee (excluding those addressed in subclauses (i), (ii) and (iii) above) as may be selected by Office Depot as of the Second Effective Time; and (v) with respect to any additional committees of the Office Depot Board that exist as of the Second Effective Time, OfficeMax and Office Depot shall alternately designate a prospective committee member to serve as the chairperson thereof as of the Second Effective Time (with OfficeMax designating first following Office Depot’s designation pursuant to subclause (iv) above).

(d) As soon as practicable after the date hereof, the parties shall create a committee co-chaired by an independent director designated by Office Depot and an independent director designated by OfficeMax and composed of equal numbers of such other independent directors of the parties as the co-chairs shall mutually agree (such committee, the “Selection Committee”). Each member of the Selection Committee shall serve on the committee until the earlier of his or her death, resignation from the committee or resignation or removal from the OfficeMax Board or the Office Depot Board, as applicable, with such individual’s successor to be an independent director mutually selected by the committee co-chairs, provided that each co-chair may designate his or her successor from (i) prior to the Second Effective Time, among the then current independent directors of OfficeMax or Office Depot, as applicable, and (ii) from and after the Second Effective Time, among the individuals designated to be Independent Directors as of the Second Effective Time. Prior to the Closing, the co-chairs shall mutually select, from among the individuals designated to be Independent Directors as of the Second Effective Time, successors to the Selection Committee members (composed of equal numbers of Office Depot Director Designees and OfficeMax Director Designees) to serve on the Selection Committee from and after the Second Effective Time, pursuant to and in accordance with the Office Depot Bylaws, as amended pursuant to Section 1.5(a). From and after the Second Effective Time, such successors, collectively, shall be deemed to constitute the Selection Committee.

(e) Prior to the Second Effective Time, Office Depot shall take all actions as may be necessary to cause the following as of the Second Effective Time: (i) if the Successor CEO Designation has occurred prior to the Second Effective Time and the Successor CEO is (A) the then-current Chief Executive Officer of Office Depot, then the OfficeMax Director Designee designated by OfficeMax shall be appointed to serve as the chairperson and lead outside director of the Office Depot Board, (B) the then-current Chief Executive Officer of OfficeMax, then the Office Depot Director Designee designated by Office Depot shall be appointed to serve as the chairperson and lead outside director of the Office Depot Board, or (C) neither the then-current Chief Executive Officer of Office Depot nor the then-current Chief Executive Officer of OfficeMax, then the Office Depot Director Designee designated by Office Depot shall be appointed to serve as the chairperson and lead outside director of the Office Depot Board (or only the lead outside director, if the Successor CEO is appointed as both Chief Executive Officer and Chairman of the Office Depot Board); (ii) if the Successor CEO Designation has not occurred prior to the Second Effective Time, an OfficeMax Director Designee designated by the OfficeMax Director Designees and an Office Depot Director Designee designated by the Office Depot Director Designees shall serve as co-chairpersons and lead outside directors of the Office Depot Board; (iii) if the Successor CEO Designation has not occurred prior to the Second Effective Time, the Chief Executive Officer of Office Depot immediately prior to the Second Effective Time (the “Continuing Office Depot CEO”) and the Chief Executive Officer of OfficeMax immediately prior to the Second Effective Time (the “Continuing OfficeMax CEO”) shall be appointed to serve as co-Chief Executive Officers of Office Depot until the due appointment of the Successor CEO; and (iv) if the Successor CEO Designation has occurred prior to the Second Effective Time, the Successor CEO shall be appointed to serve as the sole Chief Executive Officer of Office Depot. If the Successor CEO Designation has not occurred prior to the Second Effective Time and pursuant to clause (ii) above an OfficeMax Director Designee and an Office Depot Director Designee are serving as co-chairpersons and lead outside directors of the Office Depot Board following the Closing, upon the due appointment of the Successor CEO, (x) if the Successor CEO is the Continuing Office Depot CEO, then such Office Depot Director Designee shall resign as co-chairperson and lead outside director (and such OfficeMax Director Designee, or such other OfficeMax Director Designee as may be designated by the OfficeMax Director Designees, shall be the sole chairperson and lead outside director), (y)

if the Successor CEO is the Continuing OfficeMax CEO, then such OfficeMax Director Designee shall resign as co-chairperson and lead outside director (and such Office Depot Director Designee, or such other Office Depot Director Designee as may be designated by the Office Depot Director Designees, shall be the sole chairperson and lead outside director), and (z) if the Successor CEO is neither the Continuing OfficeMax CEO nor the Continuing Office Depot CEO, then such OfficeMax Director Designee shall resign as co-chairperson and lead outside director (and such Office Depot Director Designee, or such other Office Depot Director Designee as may be designated by the Office Depot Director Designees, shall be the sole chairperson and lead outside director), in each case as provided in the Office Depot Bylaws, as amended pursuant to Section 1.5(a). At the Second Effective Time, the Office Depot Board shall review the composition of the officers of Office Depot and OfficeMax as of immediately prior to the Second Effective Time (and, if the Successor CEO Designation has occurred prior to the Second Effective Time, the proposed officers and titles recommended by the Successor CEO) and take such actions as may be necessary to appoint, as of the Second Effective Time, officers of Office Depot (including from among the officers of Office Depot and OfficeMax as of immediately prior to the Second Effective Time), pursuant to and in accordance with the Office Depot Bylaws, as amended pursuant to Section 1.5(a).

(f) The Selection Committee shall engage an independent search firm to identify and recommend Successor CEO candidates with the terms of the engagement and the search criteria to be established by the Selection Committee, provided that the Selection Committee shall cause the search firm to consider each of the then-current Chief Executive Officer of OfficeMax and the then-current Chief Executive Officer of Office Depot as potential candidates. The search firm shall be engaged jointly by Office Depot and OfficeMax and instructed to report directly to the Selection Committee. Fees and expenses of the search firm incurred prior to the Second Effective Time shall be borne equally by Office Depot and OfficeMax. The Selection Committee shall cause the search firm to give the entire Selection Committee reasonable advance notice of and the opportunity to participate in any candidate interview and in a discussion of such individual following such interview. The Selection Committee shall cooperate in good faith to use its reasonable best efforts working through the search firm to recommend to the Office Depot Board, by a majority vote of the members of the Selection Committee, an appropriate individual to serve as the sole Chief Executive Officer of Office Depot (the “Successor CEO”) as of the Second Effective Time or as promptly as practicable thereafter (the “Successor CEO Designation”), which individual shall be elected subject to a majority vote of the Office Depot Board as of the Second Effective Time (or, if the Selection Committee makes its recommendation to the Office Depot Board prior to the Second Effective Time and such individual is proposed to be elected prior to the Second Effective Time, such election shall require the consent of each of Office Depot and OfficeMax) pursuant to and in accordance with Applicable Law and the Office Depot Bylaws, as then in effect; provided that the election of either the then-current Chief Executive Officer of OfficeMax or the then-current Chief Executive Officer of Office Depot as the Successor CEO shall require the affirmative vote of two-thirds of the Independent Directors serving on the Office Depot Board following the Second Effective Time (or, if the Selection Committee makes its recommendation to the Office Depot Board prior to the Second Effective Time, such election shall require the consent of each of Office Depot and OfficeMax as authorized by the affirmative vote of two-thirds of the independent directors of the Office Depot Board and the affirmative vote of two-thirds of the independent directors of the OfficeMax Board, as applicable). As promptly as practicable following any Successor CEO Designation, the Office Depot Board shall take all actions as may be necessary to appoint the Successor CEO, which appointment shall be made, if the Successor CEO Designation occurs prior to the Closing, as of or prior to the Second Effective Time.

(g) From and after the Second Effective Time, (i) Office Depot shall have dual headquarters in Boca Raton, Florida and Naperville, Illinois, unless and until the Office Depot Board as of following the Second Effective Time shall approve a new headquarters, taking into consideration the recommendation of the Successor CEO after the election thereof, and (ii) the businesses of Office Depot and its subsidiaries shall continue to operate under the name “Office Depot,” and the businesses of OfficeMax Converted LLC and its subsidiaries shall continue to operate under the name “OfficeMax,” unless and until the Office Depot Board as of following the Second Effective Time shall approve the name under which the combined businesses shall operate, taking into consideration the recommendation of the Successor CEO after the election thereof.

(h) From and after the Second Effective Time, unless and until a Successor CEO has been appointed pursuant to and in accordance with this Agreement:

(i) Office Depot shall (A) operate the businesses of Office Depot and its subsidiaries (other than OfficeMax Converted LLC and its subsidiaries) in the ordinary course of business consistent with the past practice of Office Depot (the “Continuing Office Depot Business”) and (B) cause the businesses of OfficeMax Converted LLC and its subsidiaries to be operated in the ordinary course of business consistent with the past practice of OfficeMax (the “Continuing OfficeMax Business”), in each case pursuant to and in accordance with Applicable Law and the Office Depot Bylaws, as amended pursuant to Section 1.5(a); and

(ii) the Continuing Office Depot CEO shall maintain sole chief executive officer authority reporting directly to the Office Depot Board for the operation of the Continuing Office Depot Business and the Continuing OfficeMax CEO shall maintain sole chief executive officer authority reporting directly to the Office Depot Board for the operation of the Continuing OfficeMax Business, in each case pursuant to and in accordance with Applicable Law and the Office Depot Bylaws, as amended pursuant to Section 1.5(a).

1.6 Additional Actions. If, at any time after the First Effective Time, OfficeMax Surviving LLC or OfficeMax Converted LLC shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in OfficeMax Surviving LLC or OfficeMax Converted LLC its right, title or interest in, to or under any of the rights, properties or assets of its predecessor(s) in the Transactions, or (b) otherwise carry out the provisions of this Agreement, the officers of OfficeMax Surviving LLC and OfficeMax Converted LLC shall be authorized in the name and on behalf of OfficeMax Surviving LLC or OfficeMax Converted LLC, as the case may be, to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in OfficeMax Surviving LLC or OfficeMax Converted LLC, as the case may be, and otherwise to carry out the provisions of this Agreement.

ARTICLE II.

CONVERSION OF SECURITIES

2.1 Conversion of Securities in the First Merger.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of OfficeMax or Merger Sub One or their respective stockholders:

(i) each share of common stock of Merger Sub One, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time shall be converted into one share of common stock, par value $0.01 per share, of OfficeMax Surviving Corporation; and

(ii) each share of OfficeMax Common Stock issued and outstanding immediately prior to the First Effective Time shall be converted into one share of common stock, par value $0.01 per share, of Mapleby Holdco.

(b) Each of OfficeMax and Mapleby Holdco shall take all actions as may be necessary so that at the First Effective Time, each OfficeMax Option, OfficeMax Stock-Based Award, share of OfficeMax Series D Preferred Stock and other security of OfficeMax (collectively, “OfficeMax Securities”) shall, automatically and without any action on behalf of the holder thereof, be converted into a stock option, award, preferred share or other security, as the case may be, denominated in, or measured in whole or in part by the value of, shares of capital stock of Mapleby Holdco. All terms and conditions applicable to each such OfficeMax Security immediately prior to the First Effective Time shall, except as provided in the immediately preceding sentence, remain in effect immediately after the First Effective Time. The conversion of OfficeMax Securities pursuant to this Section 2.1(b) shall occur in such manner so as to avoid the imposition of any penalty or other taxes under Section 409A of the Code. Mapleby Holdco shall remain subject to the obligations of OfficeMax with respect to any such OfficeMax Security immediately after the First Effective Time.

(c) Each certificate representing outstanding shares of OfficeMax Common Stock or other instrument representing any other OfficeMax Security shall be deemed for all purposes, from and after the First Effective Time, to represent the same number of shares of capital stock or other securities of Mapleby Holdco, as the case may be, into which such shares of OfficeMax Common Stock and other OfficeMax Securities shall be converted in the First Merger. Holders of such certificates or other instruments shall not be asked to surrender such certificates or instruments for cancellation. The registered owner on the books and records of OfficeMax of all such certificates or other instruments shall have and be entitled to exercise all voting and other rights with respect to, and to receive dividends and other distributions upon, the shares of capital stock or other securities of Mapleby Holdco, as applicable, into which the shares of OfficeMax Common Stock and other OfficeMax Securities shall be converted in the First Merger.

2.2 LLC Conversion. At the Conversion Effective Time, by virtue of the LLC Conversion and without any action on the part of the holder of any shares of capital stock of OfficeMax Surviving Corporation, each issued and outstanding share of capital stock of OfficeMax Surviving Corporation shall be converted into one limited liability company interest of OfficeMax Converted LLC.

2.3 Conversion of Securities in the Second Merger. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Merger Sub Two or Mapleby Holdco or their respective stockholders:

(a) each share of common stock, $0.01 par value, of Merger Sub Two issued and outstanding immediately prior to the Second Effective Time shall be converted into one share of common stock, $0.01 par value, of Mapleby Holdco Surviving Corporation, such that immediately following the Second Effective Time, such newly issued shares shall constitute all of the issued and outstanding capital stock of Mapleby Holdco Surviving Corporation;

(b) each share of OfficeMax Common Stock issued and outstanding immediately prior to the Second Effective Time (other than any Excluded Shares) shall be converted into the right to receive the number of shares of Office Depot Common Stock equal to the Exchange Ratio, together with cash in lieu of fractional shares, if any, payable pursuant to Section 2.4(b) and unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c); and

(c) each share of OfficeMax Common Stock issued and outstanding immediately prior to the Second Effective Time held by Office Depot, Merger Sub Two or in the treasury of OfficeMax Surviving Corporation shall be cancelled and no payment shall be made in respect of such shares (such shares, “Excluded Shares”).

2.4 Exchange Ratio; Fractional Shares; Adjustments.

(a) The “Exchange Ratio” shall be equal to 2.6900, subject to adjustment in accordance with Section 2.4(d). All calculations to be performed pursuant to the terms of this Agreement shall be calculated to four decimal places (0.0001).

(b) No shares representing less than one share of Office Depot Common Stock shall be issued in the Second Merger as a result of the conversion provided for in Section 2.3(b), but in lieu thereof each OfficeMax Stockholder otherwise entitled to a fractional share of Office Depot Common Stock shall be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(b), a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Office Depot Common Stock equal to the excess of (i) the aggregate number of shares of Office Depot Common Stock to be delivered to the Exchange Agent by Office Depot pursuant to Section 2.5(a) over (ii) the aggregate number of whole shares of Office Depot Common Stock to be distributed to the OfficeMax Stockholders pursuant to Section 2.5(b) (such excess being, the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Office Depot that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Second Effective Time, the Exchange Agent, as agent for the holders of the certificates representing shares of Office Depot Common Stock that would otherwise receive fractional shares, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in the following paragraph.

(c) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE at then-prevailing market prices and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the OfficeMax Stockholders, the Exchange Agent shall hold such proceeds in trust for the OfficeMax Stockholders (the “Common Stock Trust”). The Exchange Agent shall determine the portion of the Common Stock Trust to which each OfficeMax Stockholder shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Stock Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of shares of OfficeMax Common Stock would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all OfficeMax Stockholders would otherwise be entitled.

(d) In the event that, prior to the Second Effective Time, Office Depot or OfficeMax shall declare a stock dividend or other distribution payable in shares of Office Depot Common Stock or shares of OfficeMax Common Stock, as applicable, or securities convertible, exercisable or exchangeable into shares of Office Depot Common Stock or shares of OfficeMax Common Stock, as applicable, or effect a stock split, reclassification, combination or other change with respect to shares of Office Depot Common Stock or shares of OfficeMax Common Stock, as applicable, the Exchange Ratio set forth in Section 2.4(a) shall be adjusted to reflect fully the appropriate effect of such dividend, distribution, stock split, reclassification, combination or other change.

2.5 Exchange of Shares.

(a) Exchange Agent. At the Second Effective Time, Office Depot shall deposit with such exchange agent as may be mutually agreed by Office Depot and OfficeMax (the “Exchange Agent”), for the benefit of OfficeMax Stockholders, for exchange in accordance with this Section 2.5 and in accordance with an exchange agent agreement with Office Depot in form and substance reasonably approved by OfficeMax prior to the Second Effective Time, (i) shares of Office Depot Common Stock issuable pursuant to Section 2.3 in exchange for outstanding shares of OfficeMax Common Stock pursuant to Section 2.4 and (ii) an amount of cash in U.S. dollars sufficient to pay unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c) (such shares of Office Depot Common Stock, together with any cash for unpaid dividends or distributions, if any, with respect thereto, are referred to as the “Exchange Fund”).

(b) Exchange Procedures. As soon as practicable after the Second Effective Time, Office Depot shall cause the Exchange Agent to mail to each holder of record of a certificate (a “Certificate”) which immediately prior to the Second Effective Time represented outstanding shares of OfficeMax Common Stock whose shares were converted into the right to receive shares of Office Depot Common Stock pursuant to Section 2.3(b), (i) a letter of transmittal (the form and substance of which shall have been reasonably approved by OfficeMax prior to the Second Effective Time and which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other customary provisions as Office Depot may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for shares of Office Depot Common Stock, cash in lieu of fractional shares, if any, payable pursuant to Section 2.4(b) and unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates or evidence of shares in book-entry form representing that whole number of shares of Office Depot Common Stock which such holder has the right to receive pursuant to Section 2.3(b) in such denominations and registered in such names as such holder may reasonably request and (B) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of this Article II, after giving effect to any required withholding tax. The shares represented by the Certificate so surrendered shall be cancelled. Until surrendered as contemplated by this Section 2.5, each Certificate shall be deemed at any time after the Second Effective Time to represent only the right to receive upon surrender whole shares of Office Depot Common Stock and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in this Article II, after giving effect to any required withholding tax. Office Depot, without any action on the part of any holder, shall cause the Exchange Agent to (x) issue, as of the Second Effective Time, to each holder of uncertificated shares of OfficeMax Common Stock (a “Book-Entry Share”) that number of whole shares of Office Depot Common Stock that the holder is entitled to receive pursuant to Section 2.3(b) and cancel such Book-Entry Shares and (y) mail to each holder of Book-Entry Shares a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided in this Article II, after giving effect to any required withholding tax. Office Depot shall also cause the Exchange Agent to mail to each such holder of Book-Entry Shares materials (in a form to be reasonably agreed by Office Depot and OfficeMax prior to the Second Effective Time) advising such holder of the effectiveness of the Second Merger and the conversion of such holder’s Book-Entry Shares pursuant to the Second Merger. No interest shall be paid or accrued on the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to OfficeMax Stockholders. In the event of a transfer of ownership of shares of OfficeMax Common Stock that is not registered on the transfer records of OfficeMax, the proper number of shares of Office Depot Common Stock, together with a check for the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, may be issued to such transferee if all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid and, with respect to shares of OfficeMax Common Stock represented by a Certificate, the Certificate held by such transferee are presented to the Exchange Agent.

(c) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared or made after the date of this Agreement with respect to shares of Office Depot Common Stock with a record date after the Second Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of Office Depot Common Stock issuable pursuant to this Agreement. Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Second Effective Time with respect to shares of Office Depot Common Stock having a record date after the Second Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this Section 2.5. Subject to the effect of Applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Office Depot Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Second Effective Time theretofore payable with respect to such whole shares of Office Depot Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date after the Second Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Office Depot Common Stock, less the amount of any withholding taxes which may be required thereon.

(d) No Further Ownership Rights in OfficeMax Common Stock. All shares of Office Depot Common Stock issued upon surrender of Certificates or cancellation of Book-Entry Shares in accordance with the terms of this Agreement (including any cash paid pursuant to this Article II) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of OfficeMax Common Stock represented by such Certificates and Book-Entry Shares, and there shall be no further registration of transfers on the stock transfer books of OfficeMax of shares of OfficeMax Common Stock outstanding immediately prior to the Second Effective Time. If, after the Second Effective Time, Certificates are presented to OfficeMax Surviving LLC or OfficeMax Converted LLC for any reason, they shall be cancelled and exchanged as provided in this Article II. Notwithstanding anything to the contrary in this Agreement, Certificates and Book-Entry Shares to be exchanged by any Person constituting an “affiliate” of OfficeMax for purposes of Rule 145 under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the “Securities Act”), shall be subject to the restrictions described in such Rule 145.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to OfficeMax Stockholders six months after the date of the mailing required by Section 2.5(b) shall be delivered to Office Depot, upon demand. Upon surrender of Certificates previously representing shares of OfficeMax Common Stock to OfficeMax Surviving LLC, OfficeMax Converted LLC or Office Depot by OfficeMax Stockholders who have not complied with this Section 2.5 prior to such date, such Certificates shall be cancelled and exchanged by Office Depot for certificates representing shares of Office Depot Common Stock, cash in lieu of fractional shares, if any, payable pursuant to Section 2.4(b) and unpaid dividends and distributions, if any, payable pursuant to Section 2.5(c).

(f) No Liability. None of Office Depot, OfficeMax Surviving LLC, OfficeMax Converted LLC or the Exchange Agent shall be liable to any Person in respect of any shares of OfficeMax Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Second Effective Time (or immediately prior to such earlier date on which any cash, any cash in lieu of fractional shares or any dividends or distributions with respect to whole shares of OfficeMax Common Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority), any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Law, become the property of Office Depot, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Office Depot, on a daily basis, provided, that no such investment or losses will affect the cash payable to former holders of OfficeMax Common Stock pursuant to the provisions of this Article II. Any interest and other income resulting from such investments shall be paid to Office Depot upon termination of the Exchange Fund pursuant to Section 2.5(e).

2.6 Treatment of Stock Options and Other Stock-Based Awards.

(a) As of the Second Effective Time, by virtue of the Second Merger and without any action on the part of the holders thereof, each option to purchase shares of OfficeMax Common Stock that is outstanding immediately prior to the Second Effective Time (each, an “OfficeMax Option”) shall be converted into an option (an “Office Depot Exchange Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such OfficeMax Option immediately prior to the Second Effective Time, the number of whole shares of Office Depot Common Stock (rounded down to the nearest whole share) that is equal to the number of shares of OfficeMax Common Stock subject to such OfficeMax Option immediately prior to the Second Effective Time multiplied by the Exchange Ratio, at an exercise price per share of Office Depot Common Stock (rounded up to the nearest whole penny) equal to the exercise price for each such share of OfficeMax Common Stock subject to such OfficeMax Option immediately prior to the Second Effective Time divided by the Exchange Ratio; provided, that in the case of any OfficeMax Option to which Section 421 of the Code applies as of the Second Effective Time by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Office Depot Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code.

(b) At the Second Effective Time, each right of any kind, contingent or accrued, to receive shares of OfficeMax Common Stock or benefits measured in whole or in part by the value of a number of shares of OfficeMax Common Stock granted by OfficeMax (including restricted stock, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than OfficeMax Options (each, other than OfficeMax Options, an “OfficeMax Stock-Based Award”), shall, by virtue of the Second Merger and without any action on the part of the holder thereof, be converted into an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such OfficeMax Stock-Based Award immediately prior to the Second Effective Time, with respect to the number of shares of Office Depot Common Stock that is equal to the number of shares of OfficeMax Common Stock subject to the OfficeMax Stock-Based Award immediately prior to the Second Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) ( an “Office Depot Exchange Stock-Based Award”); provided that any then outstanding awards that vest based on the attainment of performance goals with a performance period that has not completed prior to the Closing Date shall be converted at the Second Effective Time into time-based awards that shall vest at target levels at the originally scheduled vesting date, subject to any accelerated vesting upon a qualifying termination of employment in accordance with the terms of the 2003 OfficeMax Incentive and Performance Plan. Notwithstanding the foregoing, shares of OfficeMax Common Stock issued in connection with the settlement of OfficeMax Stock-Based Awards which vest on or prior to the Second Effective Time shall be treated in the manner set forth in Section 2.3(b).

(c) Prior to the Second Effective Time, OfficeMax, Office Depot and their respective boards of directors and compensation committees, as applicable, shall take all actions necessary to effectuate the provisions of this Section 2.6.

(d) Office Depot agrees to use its reasonable efforts to file with the United States Securities and Exchange Commission (the “Commission”) within five business days after the Closing Date a registration statement on Form S-8 or other appropriate form under the Securities Act to register shares of Office Depot Common Stock issuable upon exercise of the Office Depot Exchange Options and settlement of Office Depot Exchange Stock-Based Awards and use its reasonable efforts to cause such registration statement to remain effective until the exercise or expiration of such Office Depot Exchange Options and the settlement of such Office Depot Exchange Stock-Based Awards.

2.7 Conversion of Securities in the Third Merger. At the Third Effective Time, by virtue of the Third Merger and without any action on the part of Merger Sub Three or Mapleby Holdco Surviving Corporation or their respective stockholders or members:

(a) each share of capital stock of Mapleby Holdco Surviving Corporation, par value $0.01 per share, issued and outstanding immediately prior to the Third Effective Time shall be converted into one limited liability company interest of Merger Sub Three; and

(b) each limited liability company interest of Merger Sub Three outstanding immediately prior to the Third Effective Time shall remain outstanding.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF DOGWOOD

In order to induce OfficeMax to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by Office Depot to OfficeMax and dated the date of this Agreement (the “Office Depot Disclosure Schedule”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates) and subject to the information disclosed by Office Depot in any Office Depot SEC Document filed during the period from December 31, 2011 through the business day prior to the date of this Agreement (other than in any risk factor or other cautionary or forward-looking disclosure contained in such Office Depot SEC Document), Office Depot represents and warrants to OfficeMax as follows:

3.1 Organization and Standing. Each of Office Depot, Merger Sub Two and Merger Sub Three is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Office Depot, Merger Sub Two and Merger Sub Three is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Office Depot is not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, as amended and restated, as in effect on the date of this Agreement (the “Office Depot Charter”). Except as would not have an adverse effect on the ability of Office Depot to consummate any of the transactions contemplated by this Agreement, Office Depot is not currently in default of the performance, observance or fulfillment of any provision of its bylaws, as in effect on the date of this Agreement (the “Office Depot Bylaws”). Merger Sub Two is not in default of the performance, observance or fulfillment of any provisions of its certificate of incorporation or bylaws. Merger Sub Three is not in default of the performance, observance or fulfillment of any provisions of its certificate of formation or limited liability company agreement. Office Depot has furnished to OfficeMax a complete and correct copy of the Office Depot Charter, the Office Depot Bylaws, the certificate of incorporation and bylaws of Merger Sub Two and the certificate of formation and limited liability company agreement of Merger Sub Three as they exist on the date of this Agreement. Listed in Section 3.1 to the Office Depot Disclosure Schedule is each jurisdiction in which Office Depot or a subsidiary of Office Depot organized under the laws of a state within the United States is qualified to do business as of the date of this Agreement.

3.2 Subsidiaries. Office Depot does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity. Office Depot is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any such entity that is not wholly owned by Office Depot. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of Office Depot’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by Office Depot free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each subsidiary of Office Depot as of the date of this Agreement is set forth in Section 3.2 to the Office Depot Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) for a subsidiary which is not wholly owned (directly or indirectly) by Office Depot, its authorized capital stock or share capital; and (c) for a subsidiary which is not wholly owned (directly or indirectly) by Office Depot, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof to the extent known to Office Depot and the number of issued and outstanding shares of capital stock or share capital beneficially owned by Office Depot. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any subsidiary of Office Depot, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any subsidiary of Office Depot, and neither Office Depot nor any subsidiary of Office Depot has any obligation to repurchase or redeem any securities of any subsidiary of Office Depot or any predecessor thereof. Each of Office Depot’s subsidiaries is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement.

3.3 Corporate Power and Authority. Each of Office Depot, Merger Sub Two and Merger Sub Three has all requisite corporate or company power and authority to enter into and deliver this Agreement and, subject to (i) receipt of the Office Depot Stockholder Approval, (ii) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (iii) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Office Depot, Merger Sub Two and Merger Sub Three have been duly authorized by all necessary corporate or company action on the part of each of Office Depot, Merger Sub Two and Merger Sub Three, subject to (A) receipt of the Office Depot Stockholder Approval, (B) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (C) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger. This Agreement has been duly executed and delivered by each of Office Depot, Merger Sub Two and Merger Sub Three, and, assuming due authorization, execution and delivery by OfficeMax, Mapleby Holdco and Merger Sub One, constitutes the legal, valid and binding obligation of each of Office Depot, Merger Sub Two and Merger Sub Three enforceable against each of them in accordance with its terms. The affirmative vote of a majority of the votes cast on a proposal approving the issuance of shares of Office Depot Common Stock pursuant to this Agreement at the Office Depot Stockholders Meeting by holders of shares of Office Depot Preferred Stock and shares of Office Depot Common Stock entitled to vote thereon on the record date for the Office Depot Stockholders Meeting, voting together as a single class, is the only vote of the holders of any class or series of capital stock of Office Depot necessary to approve the transactions contemplated by this Agreement (the “Office Depot Stockholder Approval”), provided that the total votes cast on such proposal represents over 50% of the aggregate outstanding shares of Office Depot Preferred Stock (on an as-converted basis) and shares of Office Depot Common Stock entitled to vote thereon on the record date for the Office Depot Stockholders Meeting.

3.4 Capitalization of Office Depot, Merger Sub Two and Merger Sub Three.

(a) As of the date hereof, Office Depot’s authorized capital stock consisted solely of (i) 800,000,000 shares of common stock, par value $0.01 per share (“Office Depot Common Stock”), of which, as of February 15, 2013 (the “Measurement Date”), (A) 285,794,803 shares were issued and outstanding, (B) 5,915,268 shares were issued and held in treasury (which does not include the shares reserved for issuance as set forth in subclauses (i)(C) and (i)(D) below), (C) 38,118,965 shares were reserved for issuance upon the exercise or conversion of awards granted or issuable by Office Depot under employee and director stock plans and (D) no shares were reserved for issuance upon the exercise or conversion of warrants or convertible securities granted or issuable by Office Depot, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, none of which was issued and outstanding or reserved for issuance except (A) 280,000 shares designated as 10.00% Series A Redeemable Convertible Participating Perpetual Preferred Stock, of which 274,596 were issued and outstanding as of the Measurement Date, (B) 80,000 shares designated as 10.00% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share, of which 75,404 were issued and outstanding as of the Measurement Date (the shares set forth in subclauses (ii)(A) and (ii)(B) above, the “Office Depot Preferred Stock”), and (C) 100,000 shares designated as Series C Junior Participating Preferred Stock, par value $0.01 per share, of which none were issued and outstanding as of the Measurement Date. Each outstanding share of Office Depot capital stock is, and all shares of Office Depot Common Stock to be issued pursuant to this Agreement will be, duly authorized and validly issued, fully paid and nonassessable, and none of the outstanding shares of Office Depot capital stock has been, and none of the shares of Office Depot Common Stock to be issued pursuant to this Agreement will be, issued in violation of any preemptive or similar rights. As of the date of this Agreement, other than as set forth in the first sentence of this Section 3.4(a) and except pursuant to the Voting Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by Office Depot of any equity securities of Office Depot, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Office Depot and neither Office Depot nor any Office Depot subsidiary has any obligation to issue any additional securities or to pay for or repurchase any securities of Office Depot. The shares of Office Depot Common Stock are, and the shares of Office Depot Common Stock to be issued in the Second Merger will be, registered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”). Section 3.4(a) to the Office Depot Disclosure Schedule sets forth as of the Measurement Date, a complete and correct list of all outstanding (x) options to purchase shares of Office Depot Common Stock (each, an “Office Depot Option”) and (y) rights of any kind, contingent or accrued, to receive shares of Office Depot Common Stock or benefits measured in whole or in part by the value of a number of shares of Office Depot Common Stock granted by Office Depot (including restricted stock, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than Office Depot Options (each, other than Office Depot Options, an “Office Depot Stock-Based Award”), the number of shares of Office Depot Common Stock issuable thereunder or with respect thereto and the exercise price (if any), and Office Depot has granted no other such awards since the Measurement Date and prior to the date of this Agreement.

(b) Merger Sub Two’s authorized capital stock consists solely of 100 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 100 shares were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Merger Sub Two are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by Office Depot, free and clear of any liens, pledges, security interests, claims or other encumbrances. Merger Sub Three’s authorized capital consists of a single class of limited liability company interests, all of which, as of the date of this Agreement, were issued and outstanding. All of the limited liability company interests of Merger Sub Three are duly authorized, validly issued and free of preemptive rights and are held of record by Office Depot, free and clear of any liens, pledges, security interests, claims or other encumbrances.

(c) No subsidiary of Office Depot owns any Office Depot Common Stock or any Office Depot Preferred Stock (or any security convertible into or exchangeable for Office Depot Common Stock or Office Depot Preferred Stock).

3.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by Office Depot, Merger Sub Two or Merger Sub Three nor the consummation of the Transactions or the Bylaw Amendment will:

(a) conflict with, or result in a breach of any provision of, the Office Depot Charter or the Office Depot Bylaws, the certificate of incorporation or bylaws of Merger Sub Two or the certificate of formation or limited liability company agreement of Merger Sub Three, subject to (i) receipt of the Office Depot Stockholder Approval, (ii) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (iii) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger;

(b) assuming compliance with the matters referred to in Section 3.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Office Depot or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Office Depot or any of its subsidiaries is a party;

(c) violate any applicable laws, statutes, rules, regulations, legally binding policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority (all such laws, statutes, orders, rules, regulations, policies, guidelines, judgments, decisions and orders, collectively, “Applicable Law”) applicable to Office Depot or any of its subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by Office Depot or any of its affiliates with, any third party or any local, domestic, foreign or multi-national court, arbitral tribunal, mediator, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a “Governmental Authority”), other than (i) (A) receipt of the Office Depot Stockholder Approval, (B) adoption of this Agreement by Office Depot in its capacity as sole stockholder of Merger Sub Two with respect to the Second Merger and (C) approval of this Agreement by Office Depot as the sole member of Merger Sub Three with respect to the Third Merger, (ii) authorization for inclusion of the shares of Office Depot Common Stock to be issued pursuant to this Agreement on the NYSE, subject to official notice of issuance, (iii) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the “HSR Act”), (iv) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, (v) the Delaware Filings, and (vi) consents or approvals of, or notifications to, any Governmental Authority (including under Antitrust Laws) set forth in Section 3.5(d)(vi) to the Office Depot Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot or a material adverse effect on the ability of Office Depot to consummate any of the transactions contemplated by this Agreement.

3.6 No Material Adverse Effect. Since September 29, 2012 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot.

3.7 Office Depot SEC Documents; Controls; Registration Rights.

(a) Office Depot has timely filed or received the appropriate extension of time within which to file with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2010 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the “Office Depot SEC Documents”). The Office Depot SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, subject in the case of subclauses (a)(i) and (a)(ii) to restatements filed with the Commission prior to the date of this Agreement. The financial statements of Office Depot included in the Office Depot SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the Commission prior to the date of this Agreement) the consolidated financial position of Office Depot and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of Office Depot is subject to the periodic reporting requirements of the Exchange Act other than as part of Office Depot’s consolidated group or required to file any form, report or other document with the Commission, the NYSE, any other stock exchange or comparable Governmental Authority.

(b) Office Depot maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Office Depot (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by Office Depot in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including that information required to be disclosed by

Office Depot in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of Office Depot as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent evaluation by the Chief Executive Officer and Chief Financial Officer of Office Depot of Office Depot’s internal control over financial reporting, to its auditors and the Audit Committee of the Office Depot Board (A) all significant deficiencies and material weaknesses in the design or operation of Office Depot’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Office Depot’s internal control over financial reporting.

(c) Office Depot has no agreement, arrangement or understandings to register any securities of Office Depot or any of its subsidiaries under the Securities Act or under any state securities law and has not granted registration rights to any Person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

3.8 Compliance with Law.

(a) Office Depot and its subsidiaries are in compliance with, and at all times since January 1, 2010 have been in compliance with, all Applicable Law relating to Office Depot, its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Law, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot or where such non-compliance has been cured. No investigation or review by any Governmental Authority with respect to Office Depot or its subsidiaries is pending or, to the knowledge of Office Depot, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot.

(b) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot:

(i) Office Depot and each of its subsidiaries have at all times since January 1, 2010 conducted transactions in accordance with (A) all applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (B) all other applicable import/export controls in other countries in which Office Depot conducts business, including the United States Export Administration Regulations, Foreign Assets Control Regulations, International Traffic in Arms Regulations, the Trading With The Enemy Act, International Emergency Economic Powers Act and all regulations and executive orders issued pursuant thereto, and other United States government regulations and executive orders that restrict trade or services with non-United States or other prohibited Persons.

(ii) Since January 1, 2010, neither Office Depot nor any of its subsidiaries nor, to the knowledge of Office Depot, any of their respective officers, directors, agents, distributors, employees or other Person acting on behalf of Office Depot or its subsidiaries have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to Office Depot or any of its subsidiaries in any jurisdiction other than the United States (collectively, the “Office Depot FCPA”), or, to the knowledge of Office Depot, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Office Depot has established reasonable internal controls and procedures intended to ensure compliance with the Office Depot FCPA.

3.9 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot:

(a) Office Depot and its subsidiaries (i) have duly filed all Tax Returns required to have been filed by or with respect to Office Depot or any of its subsidiaries, and all such Tax Returns are true and correct; (ii) have within the time and manner prescribed by Applicable Law paid all Taxes required to be paid by them; (iii) have adequate accruals and reserves on the financial statements included in the Office Depot SEC Documents as of the date of this Agreement for Taxes in accordance with GAAP; (iv) are not delinquent in the payment of any Tax and have not requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed; and (v) have not received written notice of any deficiencies for any Tax from any taxing authority, against Office Depot or any of its subsidiaries for which there are not adequate reserves on the financial statements included in the Office Depot SEC Documents as of the date of this Agreement. Neither Office Depot nor any of its subsidiaries is the subject of any currently ongoing Tax audit, Action or other proceeding with respect to Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which either payment has been made or there are adequate reserves on the financial statements included in the Office Depot SEC Documents as of the date of this Agreement. Neither Office Depot nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of Office Depot or any of its subsidiaries (other than liens for Taxes not yet due). No claim has ever been made in writing by a taxing authority of a jurisdiction where Office Depot or one of its subsidiaries has not filed Tax Returns claiming that Office Depot or such subsidiary is or may be subject to taxation by that jurisdiction.

(b) Office Depot and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) Neither Office Depot nor any of its subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Second Merger.

(d) Neither Office Depot nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, nor any other “reportable transaction” within the meaning of such Treasury Regulation.

(e) For purposes of this Agreement:

(i) “Tax Returns” means returns, reports and forms required to be filed with respect to Taxes with any Governmental Authority of the United States or any other jurisdiction responsible for the imposition or collection of Taxes.

(ii) “Taxes” means (A) all taxes (whether U.S. or non-U.S. federal, state, local, provincial, territorial or municipal) based upon or measured by income and any other tax, fee, duty, tariff, assessment, deduction, withholding, levy, impost or obligation whatsoever, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, severance, service, service use, unemployment, social security, stamp, custom, escheat, excise, or real or personal property taxes, together with any interest, penalties, additions to tax or additional amounts imposed or assessed with respect thereto imposed by any taxing authority with respect thereto and (B) any obligations under any agreements or arrangements with respect to any Taxes described in subclause (A) above.

3.10 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, (a) Office Depot or its subsidiaries own, license or otherwise have rights to use all patents, trademarks, trade dress, copyrights, trade secrets, know-how and other proprietary rights and information used or held for use in connection with the businesses of Office Depot and its subsidiaries as currently conducted and (b) there has not been any written assertion or claim against Office Depot or its subsidiaries challenging the validity of or the use by Office Depot or its subsidiaries of any of the foregoing. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, and other than licenses generally available to the public at reasonable cost, no licenses or other rights to use any patents, trademarks, trade names, trade dress, copyrights, service marks, trade secrets, know-how or other proprietary rights are necessary for the operation of the business of Office Depot or its subsidiaries in substantially the same manner as such business is presently conducted. To the knowledge of Office Depot, the conduct of the businesses of Office Depot and its subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any patent, trademark, trade dress, trade name, service mark, copyright, trade secret or other proprietary right of any third party except for any infringement, misappropriation or other violation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, (i) there are no current infringements, misappropriations or other violations of any intellectual property owned by Office Depot or its subsidiaries and (ii) the intellectual property owned by Office Depot or its subsidiaries is not the subject of any pending Action.

3.11 Title to and Condition of Properties. Office Depot has provided to OfficeMax a true and complete in all material respects list of all real property leased by Office Depot or its subsidiaries pursuant to leases providing for the occupancy, in each case, of (a) a retail store or (b) other facilities in excess of 20,000 square feet (each lease specified by clause (a) or (b) above, a “Relevant Lease”) and the location of the premises. Office Depot is not in default under any of such leases, except where the existence of such defaults, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Office Depot has provided to OfficeMax a true and complete in all material respects list of all real property that Office Depot or any of its subsidiaries owns. With respect to each such item of owned real property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot: (i) Office Depot or the identified subsidiary has good and clear record and marketable title to such property, insurable by a recognized national title insurance company at standard rates, free and clear of any security interest, easement, covenant or other restriction, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property and (ii) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

3.12 Registration Statement; Joint Proxy Statement. None of the information supplied or to be supplied by Office Depot for inclusion or incorporation by reference in the registration statement on Form S-4 (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the “Registration Statement”) to be filed with the Commission by Office Depot under the Securities Act, including the prospectus relating to shares of Office Depot Common Stock to be issued pursuant to this Agreement (as it may be amended or supplemented and including any such amendments or supplements, the “Prospectus”) and the joint proxy statement and form of proxies relating to the OfficeMax Stockholders Meeting and the Office Depot Stockholders Meeting (as it may be amended, supplemented or modified and including any such amendments or supplements, the “Joint Proxy Statement”), at the time the Registration Statement becomes effective or, in the case of the Joint Proxy Statement, at the date of mailing and at the date of the OfficeMax Stockholders Meeting or the Office Depot Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Registration Statement and Joint Proxy Statement, except for such portions thereof that relate only to OfficeMax and its subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

3.13 Litigation. As of the date of this Agreement, there is no suit, claim, action, proceeding, litigation, arbitration, mediation or investigation (an “Action”) pending or, to the knowledge of Office Depot, threatened against Office Depot or any of its subsidiaries or their respective officers or directors that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Office Depot. Neither Office Depot nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Office Depot. Since January 1, 2010 through the date of this Agreement, neither Office Depot nor any of its subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to Office Depot’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of Office Depot.

3.14 Brokerage and Finder’s Fees. Except for Office Depot’s obligations to the Office Depot Financial Advisors, neither Office Depot, any of its subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of Office Depot or its subsidiaries any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

3.15 Reorganization. Neither Office Depot nor any of its affiliates has taken or agreed to take any action, has failed to take any action, or has knowledge of any fact, agreement, plan or other circumstance, that would be reasonably likely to prevent or impede (a) the First Merger and the LLC Conversion, taken together, or (b) the Second Merger and the Third Merger, taken together, from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

3.16 Employee Benefit Plans.

(a) Section 3.16(a) to the Office Depot Disclosure Schedule sets forth a list of each material Office Depot Plan. “Office Depot Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA), any employment, individual consulting or other compensation agreements and any bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, salary continuation, health or life insurance or fringe benefit plan, program or agreement, in each case that are sponsored, maintained or contributed to by Office Depot or any of its subsidiaries for the benefit of current or former employees, directors or consultants of Office Depot or its subsidiaries or to which Office Depot or any of its subsidiaries has any obligation or liability (contingent or otherwise); provided, however, that Office Depot Plans shall not include any Office Depot Foreign Plan or any Multiemployer Plan. For purposes of this Agreement, the term “Office Depot Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as an Office Depot Plan had it been a United States plan, program or contract. With respect to each material Office Depot Plan and each material Office Depot Foreign Plan, Office Depot has provided or made available to OfficeMax a true, correct and complete copy of the following (where applicable): (i) each writing constituting a part of such Office Depot Plan or such Office Depot Foreign Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and other funding vehicles; (ii) the most recent annual report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any, and (vi) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents delivered or made available to OfficeMax, as of the date of this Agreement, there are no material amendments to any Office Depot Plan or Office Depot Foreign Plan that have been adopted or approved nor has Office Depot or any of its subsidiaries undertaken to make any such amendments or to adopt or approve any material new Office Depot Plan or new Office Depot Foreign Plan.

(b) With respect to each Office Depot Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Office Depot Plans”), the Internal Revenue Service has issued a favorable determination letter with respect to such Qualified Office Depot Plan and the related trust that has not been revoked, and no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Office Depot Plan or the related trust.

(c) All contributions required to be made to any Office Depot Plan by Applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Office Depot Plan, before the date of this Agreement have been made or paid in full in all material respects on or before the final due date thereof.

(d) Office Depot and its subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to the Office Depot Plans. Each Office Depot Plan has been operated in material compliance with its terms. There is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an Office Depot Plan or the imposition of any lien on the assets of Office Depot or any of its subsidiaries under ERISA or the Code.

(e) No Office Depot Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.

(f) Neither Office Depot nor any of its subsidiaries or ERISA Affiliates is obligated to contribute currently or has been obligated to contribute during the immediately preceding six years to a Multiemployer Plan or a Multiple Employer Plan. Neither Office Depot nor any of its ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full.

(g) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, neither Office Depot nor any of its subsidiaries has any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will result in, cause the accelerated vesting, funding of any amounts to a rabbi trust or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of Office Depot or any of its subsidiaries. Without limiting the generality of the foregoing, no amount paid or payable by Office Depot or any of its subsidiaries in connection with the transactions contemplated by this Agreement either solely as a result thereof or as a result of such transactions in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) There are no pending or to the knowledge of Office Depot threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Office Depot Plans, any fiduciaries thereof with respect to their duties to the Office Depot Plans or the assets of any of the trusts under any of the Office Depot Plans which would result in any material liability of Office Depot or any of its subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor or any Multiemployer Plan.

(j) Neither Office Depot nor any of its subsidiaries is a party to, or bound by, or as of the date of this Agreement negotiating, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization or other employee representative. There is no material labor strike, slowdown, work stoppage or lockout pending or, to the knowledge of Office Depot, threatened against Office Depot, and Office Depot has not experienced any material labor dispute since January 1, 2010. To the knowledge of Office Depot, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Office Depot or any of its subsidiaries, and there have not been any such material organizational efforts since January 1, 2010.

(k) Each Office Depot Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code, based upon a good faith, reasonable interpretation of Section 409A of the Code and the final regulations issued thereunder or Internal Revenue Service Notice 2005-1.

(l) Each Office Depot Option (i) was granted in compliance with all Applicable Law and all of the terms and conditions of the Office Depot Plan pursuant to which it was issued, (ii) has an exercise price per share of Office Depot Common Stock equal to or greater than the fair market value of a share of Office Depot Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the Office Depot Board or compensation committee actually awarded such Office Depot Option.

(m) All Office Depot Foreign Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable legal requirements; (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment; and (iii) if they are required to be funded and/or book-reserved are so funded and/or book reserved, as applicable.

3.17 Contracts. As of the date of this Agreement, Section 3.17 to the Office Depot Disclosure Schedule lists all contracts, agreements, guarantees, leases and executory commitments (each a “Contract”) other than Office Depot Plans or Office Depot Foreign Plans to which Office Depot or any of its subsidiaries is a party and that fall within any of the following categories: (a) Contracts (other than Contracts that fall within any of the categories set forth in clauses (b) through (h) below) not entered into in the ordinary course of business other than those that are not material to the business of Office Depot and its subsidiaries, taken as a whole, (b) joint venture and partnership agreements, (c) Contracts containing covenants limiting, or purporting to limit, the freedom of Office Depot or its subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals, (d) Contracts which contain minimum purchase conditions in excess of $25,000,000 with respect to inventory purchases by Office Depot or its subsidiaries for resale, and in excess of $5,000,000 with respect to other purchase obligations by Office Depot or its subsidiaries, or Contracts that otherwise restrict or limit, or purport to restrict or limit, the purchasing relationships of Office Depot or its affiliates, (e) Contracts relating to any outstanding commitment for capital expenditures by Office Depot or its subsidiaries in excess of $15,000,000, (f) indentures, mortgages, promissory notes, loan agreements or guarantees of borrowed money made by Office Depot or its subsidiaries in excess of $15,000,000, letters of credit issued on behalf of Office Depot or its subsidiaries or commitments for the borrowing or the lending of amounts by Office Depot or its subsidiaries in excess of $15,000,000 or providing for the creation of any charge, security interest, encumbrance or lien upon any of the assets of Office Depot or its subsidiaries with an aggregate value in excess of $15,000,000, (g) Contracts related to the acquisition or disposition of assets or stock providing for “earn-outs” payable by Office Depot or its subsidiaries involving more than $15,000,000 in the aggregate over the term of the Contract from and after the date of this Agreement and (h) Contracts with or for the benefit of any affiliate of Office Depot or immediate family member thereof (other than subsidiaries of Office Depot) involving more than $5,000,000 in the aggregate per affiliate. All such Contracts and all contracts to which Office Depot or its subsidiaries is a party and which involve annual revenues to the business of Office Depot and its subsidiaries in excess of 1% of Office Depot’s consolidated annual revenues (each, a “Material Office Depot Contract”) are (assuming due authorization, execution and delivery by each other party thereto) valid and binding obligations of Office Depot or its subsidiaries, as applicable, and, to the knowledge of Office Depot, the valid and binding obligation of each other party thereto, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Neither Office Depot nor its subsidiaries nor, to the knowledge of Office Depot, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Material Office Depot Contract except for such violations or defaults under or terminations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot. Office Depot has not entered into any confidentiality or standstill agreements that will, by their terms, terminate upon the execution of this Agreement or the public announcement of the Transactions.

3.18 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Office Depot as of September 29, 2012 included in the Office Depot SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 3.18 to the Office Depot Disclosure Schedule, Office Depot, together with its subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Office Depot and its subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on Office Depot.

3.19 Operation of Office Depot’s Business. Since September 29, 2012 through the date of this Agreement, neither Office Depot nor any of its subsidiaries has engaged in any transaction that, if done after execution of this Agreement, would violate in any material respect Section 6.1.

3.20 Permits. Office Depot and its subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as it is now being conducted (collectively, the “Office Depot Permits”), except where the failure to be in possession of such Office Depot Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot, and there is no Action pending or, to the knowledge of Office Depot, threatened regarding any of the Office Depot Permits that, if successful, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Office Depot. Neither Office Depot nor any of its subsidiaries is in conflict with, or in default or violation of any of the Office Depot Permits, except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Office Depot.

3.21 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have an aggregate liability of over $100,000,000, (a) the properties, operations and activities of Office Depot and its subsidiaries are in compliance with all applicable Environmental Laws and all past noncompliance of Office Depot or any Office Depot subsidiary with any Environmental Laws or Environmental Permits that has been resolved with any Governmental Authority has been resolved without any pending, ongoing or future obligation, cost or liability, and, to Office Depot’s knowledge, there has been no other past noncompliance of Office Depot or any of Office Depot’s subsidiaries with any Environmental Laws or Environmental Permits; (b) Office Depot and its subsidiaries and the properties and operations of Office Depot and its subsidiaries are not subject to any existing, pending or, to the knowledge of Office Depot, threatened Action by or before any Governmental Authority under any Environmental Law or regarding any Hazardous Materials; (c) there has been no release of any Hazardous Materials by Office Depot or its subsidiaries into the environment and, to Office Depot’s knowledge, there has been no release of any Hazardous Materials in connection with the properties or operations of Office Depot or its subsidiaries; (d) to Office Depot’s knowledge, there has been no exposure of any Person or property to any Hazardous Materials in connection with the properties, operations and activities of Office Depot or its subsidiaries; and (e) as of the date of this Agreement, Office Depot and its subsidiaries have made available to OfficeMax internal and external environmental audits and reports (in each case relevant to Office Depot or any of its subsidiaries) prepared since January 1, 2010 and in the possession of Office Depot or its subsidiaries sufficient to disclose any material facts and circumstances relating to any “recognized environmental condition” as that term is defined under ASTM E1527-05, material violation of, or material liability or other material issue under, any Environmental Law or regarding any material costs or liabilities relating to Hazardous Materials. The term “Environmental Laws” means all federal, state, local or foreign laws, including common law, relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or industrial, toxic or hazardous substances or wastes or terms of similar meaning (collectively, “Hazardous Materials” ) into the environment, or otherwise relating to the manufacture, processing, distribution, use, management, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder. “Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law. The representations and warranties contained in this Section 3.21 constitute the sole and exclusive representations and warranties made by Office Depot concerning environmental matters under this Agreement. Notwithstanding anything to the contrary in the preamble to this Article III, information disclosed in the Office Depot SEC Documents shall not in any way qualify this Section 3.21.

3.22 Opinion of Financial Advisors. The Office Depot Board has received, on the date prior to the date hereof, separate written opinions of Peter J. Solomon Company L.P. and of Morgan Stanley & Co. LLC (the “Office Depot Financial Advisors”) to the effect that, as of the date of such opinions and based upon and subject to various limitations, assumptions, factors and matters set forth therein, the Exchange Ratio is fair to Office Depot from a financial point of view.

3.23 Board Recommendation. The Office Depot Board, at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Transactions, taken together, are advisable and in the best interests of Office Depot and the Office Depot Stockholders and (b) resolved to recommend that the Office Depot Stockholders approve the issuance of shares of Office Depot Common Stock pursuant to this Agreement (the “Office Depot Board Recommendation”).

3.24 Merger Sub Two and Merger Sub Three.

(a) Merger Sub Two is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

(b) Merger Sub Three is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Third Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement. Merger Sub Three has been at all times and will, as of the date of this Agreement and through the Third Effective Time, be treated as disregarded as an entity separate from Office Depot for U.S. federal income tax purposes.

3.25 Takeover Statutes and Rights Agreement. The Office Depot Charter provides that Office Depot has expressly elected not to be governed by Section 203 of the DGCL and, prior to the date of this Agreement, the Office Depot Board has taken all action necessary to exempt under or make not subject to the restrictions of any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement; (b) the Transactions; and (c) the other transactions contemplated by this Agreement. None of the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby will result in (i) OfficeMax or any affiliate or associate of OfficeMax becoming an Acquiring Person (as defined in the Rights Agreement, dated as of October 24, 2012 (the “Office Depot Rights Agreement”), between Office Depot and Computershare Shareowner Services LLC), (ii) a Distribution Date or Stock Acquisition Date (each as defined in the Office Depot Rights Agreement) occurring, (iii) the Rights (as defined in the Office Depot Rights Agreement) separating from the underlying shares of Office Depot Common Stock or (iv) the holders of the Rights receiving the right to acquire securities of any party hereto. A true, correct and complete copy of the Office Depot Rights Agreement has been previously provided to OfficeMax.

3.26 Insurance. Section 3.26 to the Office Depot Disclosure Schedule sets forth a list of the policies of fire, theft, liability and other insurance maintained as of the date of this Agreement with respect to the assets or businesses of Office Depot and its subsidiaries for periods commencing on or after January 1, 2009 (copies of all of which policies have been previously made available to OfficeMax).

3.27 Treatment of Office Depot Preferred Stock. Office Depot has previously provided to OfficeMax true, correct and complete copies of all agreements entered into by Office Depot or its subsidiaries with the Office Depot Preferred Investors, including the Voting Agreement, the Termination Agreement, the Investor Rights Agreement, the Management Rights Letter and the Registration Rights Agreement, dated as of June 23, 2009, by and among Office Depot, the Investor Representative (as defined therein) and the Office Depot Preferred Investors (collectively, the “Office Depot Preferred Stock Agreements”). Each of the Office Depot Preferred Stock Agreements is in full force and effect and constitutes the legal, valid and binding obligation of Office Depot and, in the case of the Voting Agreement assuming due authorization, execution and delivery by OfficeMax, the Office Depot Preferred Investors, enforceable against such parties in accordance with its terms. Neither Office Depot nor any of the Office Depot Preferred Investors is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any of the Office Depot Preferred Stock Agreements.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF MAPLE

In order to induce Office Depot to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by OfficeMax to Office Depot and dated the date of this Agreement (the “OfficeMax Disclosure Schedule”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates) and subject to the information disclosed by OfficeMax in any OfficeMax SEC Document filed during the period from December 31, 2011 through the business day prior to the date of this Agreement (other than in any risk factor or other cautionary or forward-looking disclosure contained in such OfficeMax SEC Document), OfficeMax represents and warrants to Office Depot as follows:

4.1 Organization and Standing. Each of OfficeMax, Mapleby Holdco and Merger Sub One is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of OfficeMax, Mapleby Holdco and Merger Sub One is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax. OfficeMax is not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, as amended and restated, as in effect on the date of this Agreement (the “OfficeMax Charter”). Except as would not have an adverse effect on the ability of OfficeMax to consummate any of the transactions contemplated by this Agreement, OfficeMax is not currently in default of the performance, observance or fulfillment of any provision of its bylaws, as in effect on the date of this Agreement (the “OfficeMax Bylaws”). OfficeMax has complied with all of the requirements respecting the OfficeMax Series D Preferred Stock set forth in the OfficeMax Charter. Neither Mapleby Holdco nor Merger Sub One is in default of the performance, observance or fulfillment of any provisions of its certificate of incorporation or bylaws. OfficeMax has furnished to Office Depot a complete and correct copy of the OfficeMax Charter and the OfficeMax Bylaws and the certificates of incorporation and bylaws of Mapleby Holdco and Merger Sub One as they exist on the date of this Agreement. Listed in Section 4.1 to the OfficeMax Disclosure Schedule is each jurisdiction in which OfficeMax or a subsidiary of OfficeMax organized under the laws of a state within the United States is qualified to do business as of the date of this Agreement.

4.2 Subsidiaries. OfficeMax does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity. OfficeMax is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any such entity that is not wholly owned by OfficeMax. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such subsidiary) of each of OfficeMax’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by OfficeMax free and clear of all liens, pledges, security interests, claims or other encumbrances. The following information for each subsidiary of OfficeMax as of the date of this Agreement is set forth in Section 4.2 to the OfficeMax Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) for a subsidiary which is not wholly owned (directly or indirectly) by OfficeMax, its authorized capital stock or share capital; and (c) for a subsidiary which is not wholly owned (directly or indirectly) by OfficeMax, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof to the extent known to OfficeMax and the number of issued and outstanding shares of capital stock or share capital beneficially owned by OfficeMax. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any subsidiary of OfficeMax, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any subsidiary of OfficeMax, and neither OfficeMax nor any subsidiary of OfficeMax has any obligation to repurchase or redeem any securities of any subsidiary of OfficeMax or any predecessor thereof. Each of OfficeMax’s subsidiaries is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement.

4.3 Corporate Power and Authority. Each of OfficeMax, Mapleby Holdco and Merger Sub One has all requisite corporate or company power and authority to enter into and deliver this Agreement and, subject to (i) receipt of the OfficeMax Stockholder Approval, (ii) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (iii) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (iv) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by each of OfficeMax, Mapleby Holdco and Merger Sub One have been duly authorized by all necessary corporate or company action on the part of OfficeMax, Mapleby Holdco and Merger Sub One, subject to (A) receipt of the OfficeMax Stockholder Approval, (B) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (C) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (D) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion. This Agreement has been duly executed and delivered by each of OfficeMax, Mapleby Holdco and Merger Sub One and, assuming due authorization, execution and delivery by Office Depot, Merger Sub Two and Merger Sub Three, constitutes the legal, valid and binding obligation of each of OfficeMax, Mapleby Holdco and Merger Sub One enforceable against each of them in accordance with its terms. The affirmative vote of holders of a majority of the outstanding shares of OfficeMax Common Stock and OfficeMax Series D Preferred Stock entitled to vote thereon on the record date for the OfficeMax Stockholders Meeting, voting together as a single class, with respect to the First Merger and the Second Merger are the only votes of the holders of any class or series of capital stock of OfficeMax necessary to adopt this Agreement and to approve the transactions contemplated by this Agreement (the “OfficeMax Stockholder Approval”).

4.4 Capitalization of OfficeMax, Mapleby Holdco and Merger Sub One.

(a) As of the date hereof, OfficeMax’s authorized capital stock consisted solely of (i) 200,000,000 shares of common stock, par value $2.50 per share (“OfficeMax Common Stock”), of which, as of the Measurement Date, (A) 86,884,058 shares were issued and outstanding, (B) no shares were issued and held in treasury, (C) 875,890 shares were reserved for the conversion or redemption of the OfficeMax Series D Preferred Stock, (D) 3,804,852 shares were reserved for issuance under OfficeMax’s 2003 Incentive and Performance Plan, (E) 1,240,649 shares were reserved for issuance under OfficeMax’s Key Executive Stock Option Plan, (F) 32,773 shares were reserved for issuance under OfficeMax’s Director Stock Compensation Plan, (G) 44,323 shares were reserved for issuance under OfficeMax’s Director Stock Option Plan, (H) 30,816 shares were reserved for issuance under OfficeMax’s 2001 Key Executive Deferred Compensation Plan and (I) 24,486 shares were reserved for issuance under OfficeMax’s 2003 Director Stock Compensation Plan; and (ii) 10,000,000 shares of preferred stock, without par value, none of which was issued and outstanding or reserved for issuance except 6,745,347 shares designated as Convertible Preferred Stock, Series D, without par value (“OfficeMax Series D Preferred Stock”), of which, as of the Measurement Date, 608,692.856 were issued and outstanding. Each outstanding share of OfficeMax capital stock is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive or similar rights. As of the date of this Agreement, other than as set forth in the first sentence of this Section 4.4(a), there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by OfficeMax of any equity securities of OfficeMax, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of OfficeMax and neither OfficeMax nor any OfficeMax subsidiary has any obligation to issue any additional securities or to pay for or repurchase any securities of OfficeMax. The OfficeMax Common Stock is registered under the Exchange Act. Section 4.4 to the OfficeMax Disclosure Schedule sets forth as of the Measurement Date, a complete and correct list of all outstanding OfficeMax Stock-Based Awards and OfficeMax Options, the number of shares of OfficeMax Common Stock issuable thereunder or with respect thereto and the exercise price (if any), and OfficeMax has granted no other such awards since the Measurement Date and prior to the date of this Agreement.

(b) Mapleby Holdco’s authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 1,000 were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Mapleby Holdco are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by OfficeMax as of the date hereof, free and clear of any liens, pledges, security interests, claims or other encumbrances. Prior to the First Effective Time, the certificate of incorporation and bylaws of Mapleby Holdco will be amended to be in the same form as the OfficeMax Charter and the OfficeMax Bylaws, including to authorize the same number of shares of capital stock as currently authorized by the OfficeMax Charter. Merger Sub One’s authorized capital stock consists solely of 1,000 shares of common stock, par value $0.01 per share, of which, as of the date of this Agreement, 1,000 were issued and outstanding and none were reserved for issuance. All of the outstanding shares of common stock of Merger Sub One are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are held of record by Mapleby Holdco, free and clear of any liens, pledges, security interests, claims or other encumbrances.

(c) No subsidiary of OfficeMax owns any OfficeMax Common Stock or any OfficeMax Series D Preferred Stock (or any security convertible into or exchangeable for OfficeMax Common Stock or OfficeMax Series D Preferred Stock).

4.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by OfficeMax, Mapleby Holdco or Merger Sub One nor the consummation of the Transactions will:

(a) conflict with, or result in a breach of any provision of, the OfficeMax Certificate or the OfficeMax Bylaws or the certificates of incorporation or bylaws of Mapleby Holdco or Merger Sub One, subject to (i) the receipt of the OfficeMax Stockholder Approval, (ii) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (iii) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (iv) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion;

(b) assuming compliance with the matters referred to in Section 4.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of OfficeMax or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which OfficeMax or any of its subsidiaries is a party;

(c) violate any Applicable Law applicable to OfficeMax or any of its subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by OfficeMax or any of its affiliates with, any third party or any Governmental Authority, other than (i) (A) receipt of the OfficeMax Stockholder Approval, (B) adoption of this Agreement by Mapleby Holdco in its capacity as sole stockholder of Merger Sub One with respect to the First Merger, (C) adoption of this Agreement by OfficeMax in its capacity as sole stockholder of Mapleby Holdco with respect to the Second Merger and (D) approval by Mapleby Holdco in its capacity as sole stockholder of OfficeMax with respect to the LLC Conversion, (ii) actions required by the HSR Act, (iii) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, (iv) the Delaware Filings, and (v) consents or approvals of, or notifications to, any Governmental Authority (including under Antitrust Laws) set forth in Section 4.5(d)(v) to the OfficeMax Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax or a material adverse effect on the ability of OfficeMax to consummate any of the transactions contemplated by this Agreement.

4.6 No Material Adverse Effect. Since September 29, 2012 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax.

4.7 OfficeMax SEC Documents; Controls; Registration Rights.

(a) OfficeMax has timely filed or received the appropriate extension of time within which to file with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2010 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the “OfficeMax SEC Documents”). The OfficeMax SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, subject in the case of subclauses (a)(i) and (a)(ii) to restatements filed with the Commission prior to the date of this Agreement. The financial statements of OfficeMax included in the OfficeMax SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the Commission prior to the date of this Agreement) the consolidated financial position of OfficeMax and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No subsidiary of OfficeMax is subject to the periodic reporting requirements of the Exchange Act other than as part of OfficeMax’s consolidated group or required to file any form, report or other document with the Commission, the NYSE, any other stock exchange or comparable Governmental Authority.

(b) OfficeMax maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. OfficeMax (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by OfficeMax in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including that information required to be disclosed by OfficeMax in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of OfficeMax as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent evaluation by the Chief Executive Officer and Chief Financial Officer of OfficeMax of OfficeMax’s internal control over financial reporting, to its auditors and the Audit Committee of the OfficeMax Board (A) all significant deficiencies and material weaknesses in the design or operation of OfficeMax’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in OfficeMax’s internal control over financial reporting.

(c) OfficeMax has no agreement, arrangement or understandings to register any securities of OfficeMax or any of its subsidiaries under the Securities Act or under any state securities law and has not granted registration rights to any Person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

4.8 Compliance with Law.

(a) OfficeMax and its subsidiaries are in compliance with, and at all times since January 1, 2010 have been in compliance with, all Applicable Law relating to OfficeMax , its subsidiaries or their respective business or properties, except where the failure to be in compliance with such Applicable Law, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax or where such non-compliance has been cured. No investigation or review by any Governmental Authority with respect to OfficeMax or its subsidiaries is pending or, to the knowledge of OfficeMax, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax.

(b) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax:

(i) OfficeMax and each of its subsidiaries have at all times since January 1, 2010 conducted transactions in accordance with (A) all applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (B) all other applicable import/export controls in other countries in which OfficeMax conducts business, including the United States Export Administration Regulations, Foreign Assets Control Regulations, International Traffic in Arms Regulations, the Trading With The Enemy Act, International Emergency Economic Powers Act and all regulations and executive orders issued pursuant thereto, and other United States government regulations and executive orders that restrict trade or services with non-United States or other prohibited Persons.

(ii) Since January 1, 2010, neither OfficeMax nor any of its subsidiaries nor, to the knowledge of OfficeMax , any of their respective officers, directors, agents, distributors, employees or other Person acting on behalf of OfficeMax or its subsidiaries have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to OfficeMax or any of its subsidiaries in any jurisdiction other than the United States (collectively, the “OfficeMax FCPA”), or, to the knowledge of OfficeMax, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. OfficeMax has established reasonable internal controls and procedures intended to ensure compliance with the OfficeMax FCPA.

4.9 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax:

(a) OfficeMax and its subsidiaries (i) have duly filed all Tax Returns required to have been filed by or with respect to OfficeMax or any of its subsidiaries, and all such Tax Returns are true and correct; (ii) have within the time and manner prescribed by Applicable Law paid all Taxes required to be paid by them; (iii) have adequate accruals and reserves on the financial statements included in the OfficeMax SEC Documents as of the date of this Agreement for Taxes in accordance with GAAP; (iv) are not delinquent in the payment of any Tax and have not requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed; and (v) have not received written notice of any deficiencies for any Tax from any taxing authority, against OfficeMax or any of its subsidiaries for which there are not adequate reserves on the financial statements included in the OfficeMax SEC Documents as of the date of this Agreement. Neither OfficeMax nor any of its subsidiaries is the subject of any currently ongoing Tax audit, Action or other proceeding with respect to Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which either payment has been made or there are adequate reserves on the financial statements included in the OfficeMax SEC Documents as of the date of this Agreement. Neither OfficeMax nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of OfficeMax or any of its subsidiaries (other than liens for Taxes not yet due). No claim has ever been made in writing by a taxing authority of a jurisdiction where OfficeMax or one of its subsidiaries has not filed Tax Returns claiming that OfficeMax or such subsidiary is or may be subject to taxation by that jurisdiction.

(b) OfficeMax and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) Neither OfficeMax nor any of its subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes the Second Merger. OfficeMax is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code.

(d) Neither OfficeMax nor any of its subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, nor any other “reportable transaction” within the meaning of such Treasury Regulation.

4.10 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, (a) OfficeMax or its subsidiaries own, license or otherwise have rights to use all patents, trademarks, trade dress, copyrights, trade secrets, know-how and other proprietary rights and information used or held for use in connection with the businesses of OfficeMax and its subsidiaries as currently conducted and (b) there has not been any written assertion or claim against OfficeMax or its subsidiaries challenging the validity of or the use by OfficeMax or its subsidiaries of any of the foregoing. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, and other than licenses generally available to the public at reasonable cost, no licenses or other rights to use any patents, trademarks, trade names, trade dress, copyrights, service marks, trade secrets, know-how or other proprietary rights are necessary for the operation of the business of OfficeMax or its subsidiaries in substantially the same manner as such business is presently conducted. To the knowledge of OfficeMax, the conduct of the businesses of OfficeMax and its subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any patent, trademark, trade dress, trade name, service mark, copyright, trade secret or other proprietary right of any third party except for any infringement, misappropriation or other violation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, (i) there are no current infringements, misappropriations or other violations of any intellectual property owned by OfficeMax or its subsidiaries and (ii) the intellectual property owned by OfficeMax or its subsidiaries is not the subject of any pending Action.

4.11 Title to and Condition of Properties.

(a) OfficeMax has provided to Office Depot a true and complete in all material respects list of all real property leased by OfficeMax or its subsidiaries pursuant to a Relevant Lease and the location of the premises. OfficeMax is not in default under any of such leases, except where the existence of such defaults, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax.

(b) OfficeMax has provided to Office Depot a true and complete in all material respects list of all real property that OfficeMax or any of its subsidiaries owns. With respect to each such item of owned real property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax: (i) OfficeMax or the identified subsidiary has good and clear record and marketable title to such property, insurable by a recognized national title insurance company at standard rates, free and clear of any security interest, easement, covenant or other restriction, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property and (ii) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

4.12 Registration Statement; Joint Proxy Statement. None of the information supplied or to be supplied by OfficeMax for inclusion or incorporation by reference in the Registration Statement, including the Prospectus and the Joint Proxy Statement, at the time the Registration Statement becomes effective or, in the case of the Joint Proxy Statement, at the date of mailing and at the date of the OfficeMax Stockholders Meeting or the Office Depot Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement, except for such portions thereof that relate only to Office Depot and its subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

4.13 Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of OfficeMax, threatened against OfficeMax or any of its subsidiaries or their respective officers or directors that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on OfficeMax. Neither OfficeMax nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on OfficeMax. Since January 1, 2010 through the date of this Agreement, neither OfficeMax nor any of its subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to OfficeMax’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of OfficeMax.

4.14 Brokerage and Finder’s Fees. Except for OfficeMax’s obligations to the OfficeMax Financial Advisor, neither OfficeMax, any of its subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of OfficeMax or its subsidiaries any brokerage, finder’s or similar fee in connection with the transactions contemplated by this Agreement.

4.15 Reorganization. Neither OfficeMax nor any of its affiliates has taken or agreed to take any action, has failed to take any action, or has knowledge of any fact, agreement, plan or other circumstance, that would be reasonably likely to prevent or impede (a) the First Merger and the LLC Conversion, taken together, or (b) the Second Merger and the Third Merger, taken together, from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

4.16 Employee Benefit Plans.

(a) Section 4.16(a) to the OfficeMax Disclosure Schedule sets forth a list of each material OfficeMax Plan. “OfficeMax Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA), any employment, individual consulting or other compensation agreements and any bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, salary continuation, health or life insurance or fringe benefit plan, program or agreement, in each case that are sponsored, maintained or contributed to by OfficeMax or any of its subsidiaries for the benefit of current or former employees, directors or consultants of OfficeMax or its subsidiaries or to which OfficeMax or any of its subsidiaries has any obligation or liability (contingent or otherwise); provided, however, that OfficeMax Plans shall not include any OfficeMax Foreign Plan or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”). For purposes of this Agreement, the term “OfficeMax Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as an OfficeMax Plan had it been a United States plan, program or contract. With respect to each material OfficeMax Plan and each material OfficeMax Foreign Plan, OfficeMax has provided or made available to Office Depot a true, correct and complete copy of the following (where applicable): (i) each writing constituting a part of such OfficeMax Plan or such OfficeMax Foreign Plan, including all plan documents, employee communications, benefit schedules, trust agreements, and other funding vehicles; (ii) the most recent annual report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any, and (vi) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents delivered or made available to Office Depot, as of the date of this Agreement, there are no material amendments to any OfficeMax Plan or OfficeMax Foreign Plan that have been adopted or approved nor has OfficeMax or any of its subsidiaries undertaken to make any such amendments or to adopt or approve any material new OfficeMax Plan or new OfficeMax Foreign Plan.

(b) With respect to each OfficeMax Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified OfficeMax Plans”), the Internal Revenue Service has issued a favorable determination letter with respect to such Qualified OfficeMax Plan and the related trust that has not been revoked, and no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified OfficeMax Plan or the related trust.

(c) All contributions required to be made to any OfficeMax Plan by Applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any OfficeMax Plan, before the date of this Agreement have been made or paid in full in all material respects on or before the final due date thereof.

(d) OfficeMax and its subsidiaries have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to the OfficeMax Plans. Each OfficeMax Plan has been operated in material compliance with its terms. There is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to an OfficeMax Plan or the imposition of any lien on the assets of OfficeMax or any of its subsidiaries under ERISA or the Code.

(e) With respect to each OfficeMax Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there has been no (A) failure by OfficeMax or any of its subsidiaries or ERISA Affiliates to make by its due date a required installment under Section 430(j) of the Code or any failure by any such OfficeMax Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such OfficeMax Plan, whether or not waived or (B) determination that any such OfficeMax Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (ii) the fair market value of the assets of such OfficeMax Plan equals or exceeds the actuarial present value of all accrued benefits under such OfficeMax Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the OfficeMax or any of its subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such OfficeMax Plan and, to OfficeMax’s knowledge, no condition exists that reasonably could be expected to present a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such OfficeMax Plan.

(f) Neither OfficeMax nor any of its subsidiaries or ERISA Affiliates is obligated to contribute currently or has been obligated to contribute during the immediately preceding six years to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(g) There does not now exist, and there are no currently existing circumstances that would result in, any material Controlled Group Liability that would be a liability of OfficeMax or any of its subsidiaries or ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither OfficeMax nor any of its subsidiaries nor any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

(h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, neither OfficeMax nor any of its subsidiaries has any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will result in, cause the accelerated vesting, funding of any amounts to a rabbi trust or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of OfficeMax or any of its subsidiaries. Without limiting the generality of the foregoing, no amount paid or payable by OfficeMax or any of its subsidiaries in connection with the transactions contemplated by this Agreement either solely as a result thereof or as a result of such transactions in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code. Prior to the date hereof, OfficeMax has amended, or caused to be amended, the OfficeMax Deferred Compensation and Benefits Trust (as amended and restated as of November 1, 2011, the “OfficeMax DCB Trust”) and any other OfficeMax Plan, as applicable, such that no amounts shall be required to be funded to the OfficeMax DCB Trust or any other trust or similar funding instrument relating to any such OfficeMax Plan (excluding trusts with respect to tax-qualified, registered or similar retirement plans and, for the avoidance of doubt, trusts with respect to indemnification agreements described in Section 6.2 of the OfficeMax Disclosure Schedule) in connection with the execution of this Agreement, the public announcement or consummation of the transactions contemplated herein or for any other reason prior to the earlier of the Closing and the termination of this Agreement. Prior to the date hereof, OfficeMax has amended, or caused to be amended, the OfficeMax 2001 Key Executive Deferred Compensation Plan (as amended through September 26, 2003, the “2001 DCP”) and any other OfficeMax Plan, as applicable, such that account balances and/or benefit accruals under the 2001 DCP or such other OfficeMax Plan shall not be credited with any increased interest rate in connection with the execution of this Agreement or the consummation of the Transactions and the other transactions contemplated herein or for any other reason prior to the earlier of the Closing and the termination of this Agreement.

(j) There are no pending or to the knowledge of OfficeMax threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the OfficeMax Plans, any fiduciaries thereof with respect to their duties to the OfficeMax Plans or the assets of any of the trusts under any of the OfficeMax Plans which would result in any material liability of OfficeMax or any of its subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor or any Multiemployer Plan.

(k) Neither OfficeMax nor any of its subsidiaries is a party to, or bound by, or as of the date of this Agreement negotiating, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization or other employee representative. There is no material labor strike, slowdown, work stoppage or lockout pending or, to the knowledge of OfficeMax, threatened against OfficeMax, and OfficeMax has not experienced any material labor dispute since January 1, 2010. To the knowledge of OfficeMax, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of OfficeMax or any of its subsidiaries, and there have not been any such material organizational efforts since January 1, 2010.

(l) Each OfficeMax Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code, based upon a good faith, reasonable interpretation of Section 409A of the Code and the final regulations issued thereunder or Internal Revenue Service Notice 2005-1.

(m) Each OfficeMax Option (i) was granted in compliance with all Applicable Law and all of the terms and conditions of the OfficeMax Plan pursuant to which it was issued, (ii) has an exercise price per share of OfficeMax Common Stock equal to or greater than the fair market value of a share of OfficeMax Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the OfficeMax Board or compensation committee actually awarded such OfficeMax Option.

(n) All OfficeMax Foreign Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable legal requirements; (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment; and (iii) if they are required to be funded and/or book-reserved are so funded and/or book reserved, as applicable.

4.17 Contracts. As of the date of this Agreement, Section 4.17 to the OfficeMax Disclosure Schedule lists all Contracts other than OfficeMax Plans or OfficeMax Foreign Plans to which OfficeMax or any of its subsidiaries is a party and that fall within any of the following categories: (a) Contracts (other than Contracts that fall within any of the categories set forth in clauses (b) through (i) below) not entered into in the ordinary course of business other than those that are not material to the business of OfficeMax and its subsidiaries, taken as a whole, (b) joint venture and partnership agreements, (c) Contracts containing covenants limiting, or purporting to limit, the freedom of OfficeMax or its subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals, (d) Contracts which after the Second Effective Time would have the effect, or purport to have the effect, of limiting the freedom of Office Depot or its subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals, (e) Contracts which contain minimum purchase conditions in excess of $25,000,000 with respect to inventory purchases by OfficeMax or its subsidiaries for resale, and in excess of $5,000,000 with respect to other purchase obligations by OfficeMax or its subsidiaries, or Contracts that otherwise restrict or limit, or purport to restrict or limit, the purchasing relationships of OfficeMax or its affiliates, (f) Contracts relating to any outstanding commitment for capital expenditures by OfficeMax or its subsidiaries in excess of $15,000,000, (g) indentures, mortgages, promissory notes, loan agreements or guarantees of borrowed money made by OfficeMax or its subsidiaries in excess of $15,000,000, letters of credit issued on behalf of OfficeMax or its subsidiaries or commitments for the borrowing or the lending of amounts by OfficeMax or its subsidiaries in excess of $15,000,000 or providing for the creation of any charge, security interest, encumbrance or lien upon any of the assets of OfficeMax or its subsidiaries with an aggregate value in excess of $15,000,000, (h) Contracts related to the acquisition or disposition of assets or stock providing for “earn-outs” payable by OfficeMax or its subsidiaries involving more than $15,000,000 in the aggregate over the term of the Contract from and after the date of this Agreement and (i) Contracts with or for the benefit of any affiliate of OfficeMax or immediate family member thereof (other than subsidiaries of OfficeMax) involving more than $5,000,000 in the aggregate per affiliate. All such Contracts and all contracts to which OfficeMax or its subsidiaries is a party and which involve annual revenues to the business of OfficeMax and its subsidiaries in excess of 1% of OfficeMax’s consolidated annual revenues (each, a “Material OfficeMax Contract”) are (assuming due authorization, execution and delivery by each other party thereto) valid and binding obligations of OfficeMax or its subsidiaries, as applicable, and, to the knowledge of OfficeMax, the valid and binding obligation of each other party thereto, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax. Neither OfficeMax nor its subsidiaries nor, to the knowledge of OfficeMax, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Material OfficeMax Contract except for such violations or defaults under or terminations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax. Set forth in Section 4.17 to the OfficeMax Disclosure Schedule is the amount of the annual premium currently paid by OfficeMax and its subsidiaries for its directors’ and officers’ liability insurance as of the date of this Agreement. OfficeMax has not entered into any confidentiality or standstill agreements that will, by their terms, terminate upon the execution of this Agreement or the public announcement of the Transactions.

4.18 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of OfficeMax as of September 29, 2012 included in the OfficeMax SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 4.18 to the OfficeMax Disclosure Schedule, OfficeMax, together with its subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of OfficeMax and its subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on OfficeMax.

4.19 Operation of OfficeMax’s Business. Since September 29, 2012 through the date of this Agreement, neither OfficeMax nor any of its subsidiaries has engaged in any transaction that, if done after execution of this Agreement, would violate in any material respect Section 6.2.

4.20 Permits. OfficeMax and its subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as it is now being conducted (collectively, the “OfficeMax Permits”), except where the failure to be in possession of such OfficeMax Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax, and there is no Action pending or, to the knowledge of OfficeMax, threatened regarding any of the OfficeMax Permits that, if successful, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on OfficeMax. Neither OfficeMax nor any of its subsidiaries is in conflict with, or in default or violation of any of the OfficeMax Permits, except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OfficeMax.

4.21 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have an aggregate liability of over $100,000,000, (a) the properties, operations and activities of OfficeMax and its subsidiaries are in compliance with all applicable Environmental Laws and all past noncompliance of OfficeMax or any OfficeMax subsidiary with any Environmental Laws or Environmental Permits that has been resolved with any Governmental Authority has been resolved without any pending, ongoing or future obligation, cost or liability, and, to OfficeMax’s knowledge, there has been no other past noncompliance of OfficeMax or any of OfficeMax’s subsidiaries with any Environmental Laws or Environmental Permits; (b) OfficeMax and its subsidiaries and the properties and operations of OfficeMax and its subsidiaries are not subject to any existing, pending or, to the knowledge of OfficeMax, threatened Action by or before any Governmental Authority under any Environmental Law or regarding any Hazardous Materials; (c) there has been no release of any Hazardous Materials by OfficeMax or its subsidiaries into the environment and, to OfficeMax’s knowledge, there has been no release of any Hazardous Materials in connection with the properties or operations of OfficeMax or its subsidiaries; (d) to OfficeMax’s knowledge, there has been no exposure of any Person or property to any Hazardous Materials in connection with the properties, operations and activities of OfficeMax or its subsidiaries; and (e) as of the date of this Agreement, OfficeMax and its subsidiaries have made available to Office Depot internal and external environmental audits and reports (in each case relevant to OfficeMax or any of its subsidiaries) prepared since January 1, 2010 and in the possession of OfficeMax or its subsidiaries sufficient to disclose any material facts and circumstances relating to any “recognized environmental condition” as that term is defined under ASTM E1527-05, material violation of, or material liability or other material issue under, any Environmental Law or regarding any material costs or liabilities relating to Hazardous Materials. The representations and warranties contained in this Section 4.21 constitute the sole and exclusive representations and warranties made by OfficeMax concerning environmental matters under this Agreement. Notwithstanding anything to the contrary in the preamble to this Article IV, information disclosed in the OfficeMax SEC Documents shall not in any way qualify this Section 4.21.

4.22 Opinion of Financial Advisors. OfficeMax has received the opinion of J.P. Morgan Securities LLC (the “OfficeMax Financial Advisor”) to the effect that, as of the date of the opinion and based upon and subject to the matters and limitations set forth therein, the Exchange Ratio is fair to the OfficeMax Stockholders from a financial point of view.

4.23 Board Recommendation. The OfficeMax Board, at a meeting duly called and held, has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Transactions, taken together, are advisable and in the best interests of the OfficeMax Stockholders and (b) resolved to recommend that the OfficeMax Stockholders adopt this Agreement and approve the First Merger and the Second Merger (the “OfficeMax Board Recommendation”).

4.24 Mapleby Holdco and Merger Sub One.

(a) Mapleby Holdco is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Second Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

(b) Merger Sub One is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the First Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

4.25 Takeover Statutes. Prior to the date of this Agreement, the OfficeMax Board has taken all action necessary to exempt under or make not subject to the restrictions of Section 203 of the DGCL or any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement; (b) the Transactions; and (c) the other transactions contemplated by Agreement.

4.26 Insurance. Section 4.26 to the OfficeMax Disclosure Schedule sets forth a list of the policies of fire, theft, liability and other insurance maintained as of the date of this Agreement with respect to the assets or businesses of OfficeMax and its subsidiaries for periods commencing on or after January 1, 2009 (copies of all of which policies have been previously made available to Office Depot).

ARTICLE V.

MUTUAL COVENANTS OF THE PARTIES

5.1 Preparation of Proxy Statement; Stockholders Meetings.

(a) As soon as practicable following the date of this Agreement, (x) Office Depot and OfficeMax shall jointly prepare and shall cause to be filed with the Commission the Joint Proxy Statement in preliminary form and (y) Office Depot shall prepare, together with OfficeMax, and cause to be filed with the Commission the Registration Statement in preliminary form, in which the Joint Proxy Statement will be included as a prospectus.

(b) Each of Office Depot and OfficeMax shall use reasonable best efforts to have the Joint Proxy Statement cleared by the Commission and the Registration Statement declared effective by the Commission as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Second Effective Time. Each of Office Depot and OfficeMax shall promptly furnish all information concerning it or its stockholders to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Registration Statement and the Joint Proxy Statement. The Joint Proxy Statement and the Registration Statement shall include all information reasonably requested by such other party to be included therein. Each of Office Depot and OfficeMax shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement and the Registration Statement received from the Commission, including any request from the Commission for amendments or supplements to the Registration Statement or Joint Proxy Statement, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the Commission, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement or mailing the Joint Proxy Statement or responding to any comments of the Commission with respect thereto, each of Office Depot and OfficeMax (i) shall provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall give due consideration to including in such document or response any comments reasonably proposed by the other. Each of Office Depot and OfficeMax shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of Office Depot Common Stock for offering or sale in any jurisdiction, and each of Office Depot and OfficeMax shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Office Depot shall also use its reasonable best efforts to take any other action (other than qualifying to do business in any jurisdiction in which it is not so qualified on the date of this Agreement) required to be taken under any applicable securities laws, rules or regulations in connection with the Transactions, the issuance of shares of Office Depot Common Stock pursuant to this Agreement and the treatment of OfficeMax Options and OfficeMax Stock-Based Awards pursuant to Section 2.6, and OfficeMax shall furnish all information concerning OfficeMax and the holders of OfficeMax Common Stock, OfficeMax Options and OfficeMax Stock-Based Awards as may be reasonably requested in connection with any such action.

(c) If, at any time prior to the Second Effective Time, either party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Joint Proxy Statement that would require any amendment or supplement to the Registration Statement or the Joint Proxy Statement so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such party shall promptly advise the other party and Office Depot and OfficeMax shall cooperate in the prompt filing with the Commission of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to the Office Depot Stockholders and the OfficeMax Stockholders.

(d) Office Depot shall, as soon as practicable following the date the Registration Statement is declared effective by the Commission, (i) duly call, give notice of, convene and hold a special meeting of the Office Depot Stockholders (the “Office Depot Stockholders Meeting”) for purposes of obtaining the Office Depot Stockholder Approval and (ii)

in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to the Office Depot Stockholders. Without the prior written consent of OfficeMax, no proposals other than the Office Depot Stockholder Approval and routine proposals required in connection with such approval shall be included in the Joint Proxy Statement or transacted at the Office Depot Stockholders Meeting. Unless the Office Depot Board shall have made an Office Depot Change of Recommendation as permitted by Section 6.10(e) or Section 6.10(f), Office Depot shall use its reasonable best efforts to solicit the Office Depot Stockholder Approval and shall include the Office Depot Board Recommendation in the Joint Proxy Statement. Office Depot agrees that, unless this Agreement has been terminated in accordance with Section 8.1, its obligations pursuant to this Section 5.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Office Depot of any Office Depot Acquisition Proposal or by the effecting of an Office Depot Change of Recommendation by the Office Depot Board.

(e) OfficeMax shall, as soon as practicable following the date the Registration Statement is declared effective by the Commission, (i) duly call, give notice of, convene and hold a special meeting of the OfficeMax Stockholders (the “OfficeMax Stockholders Meeting”) for purposes of obtaining the OfficeMax Stockholder Approval and (ii) in furtherance thereof, use its reasonable best efforts to cause the Joint Proxy Statement to be distributed to the OfficeMax Stockholders. Without the prior written consent of Office Depot, no proposals other than the OfficeMax Stockholder Approval and routine proposals required in connection with such approval shall be included in the Joint Proxy Statement or transacted at the OfficeMax Stockholders Meeting. Unless the OfficeMax Board shall have made an OfficeMax Change of Recommendation as permitted by Section 6.11(e) or Section 6.11(f), OfficeMax shall use its reasonable best efforts to solicit the OfficeMax Stockholder Approval and shall include the OfficeMax Board Recommendation in the Joint Proxy Statement. OfficeMax agrees that, unless this Agreement has been terminated in accordance with Section 8.1, its obligations pursuant to this Section 5.1 shall not be affected by the commencement, public proposal, public disclosure or communication to OfficeMax of any OfficeMax Acquisition Proposal or by the effecting of an OfficeMax Change of Recommendation by the Office Depot Board.

(f) Office Depot and OfficeMax shall use their reasonable best efforts to cause the Office Depot Stockholders Meeting and the OfficeMax Stockholders Meeting to occur on the same date.

5.2 Access to Information; Confidentiality. Subject to Applicable Law, each of OfficeMax and Office Depot shall, and shall cause each of its respective subsidiaries to, permit the other and its Representatives during the period prior to the Second Effective Time to have reasonable access for reasonable purposes related to the consummation of the Transactions and the other transactions contemplated by this Agreement, during normal business times and upon reasonable advance written notice, to the other party’s premises, properties, books, records, contracts and documents. Information exchanged pursuant to this Section 5.2 shall be subject to (a) the confidentiality agreement, dated December 14, 2012, between Office Depot and OfficeMax (the “Confidentiality Agreement”), (b) the joint defense agreement, dated as of January 7, 2013, between Office Depot and OfficeMax (the “Joint Defense Agreement”) and (c) the clean team confidentiality agreement, dated January 11, 2013, between Office Depot and OfficeMax (the “Clean Team Agreement” and, collectively with the Confidentiality Agreement and the Joint Defense Agreement, the “Information Sharing Agreements”). No investigation conducted, or information provided, pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made in this Agreement.

5.3 Filings; Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable and in any event prior to the End Date, the Transactions and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings, (ii) the obtaining of all consents, approvals or waivers from third parties related to or required in connection with the Transactions that are necessary or desirable in connection with the Transactions and the other transactions contemplated by this Agreement and material to the business of Office Depot or OfficeMax, as the case may be, (iii) the preparation of the Joint Proxy Statement and the Registration Statement, including the Prospectus, (iv) the execution and delivery of any additional instruments necessary to consummate any of the transactions contemplated by, and to fully carry out the purposes of, this Agreement and (v) the providing of all such information concerning such party, its subsidiaries, its affiliates and its subsidiaries’ and affiliates’ officers, directors, employees and partners as may reasonably be requested in connection with any of the matters set forth in this Section 5.3.

(b) Each of Office Depot and OfficeMax shall (A) make or cause to be made the filings required of such party or any of its subsidiaries or affiliates under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable (and in any event within ten business days after the date of this Agreement), (B) make or cause to be made such other filings as are required under Applicable Law in foreign jurisdictions governing antitrust or merger control matters with respect to the transactions contemplated by this Agreement as soon as reasonably practicable after the date of this Agreement, (C) comply at the earliest practicable date with any request for additional information, documents or other materials received by such party or any of its subsidiaries from the Federal Trade Commission, the Department of Justice or any other Governmental Authority under the HSR Act or any other Antitrust Laws and (D) cooperate in good faith with the other party in obtaining all approvals required under applicable Antitrust Laws and in connection with any such filing (including, with respect to the party making a filing, providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction. Each party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the Transactions and the other transactions contemplated by this Agreement. Each party shall give the other party to this Agreement reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filings or any such transaction. Neither party shall independently participate in any formal meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party reasonable prior notice of the meeting or conversation and, to the extent permitted by such Governmental Authority, the opportunity to attend any such meeting or participate in any such conversation. The parties will consult and cooperate with one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with proceedings under or relating to the HSR Act or other Antitrust Laws. Neither party will directly or indirectly extend any waiting period under the HSR Act or enter into any agreement with a Governmental Authority related to this Agreement or the transactions contemplated by this Agreement except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Each party shall promptly furnish the other party with copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that any materials concerning one party’s valuation of the other party or the transactions contemplated by this Agreement, or any party’s internal financial information, may be redacted. Notwithstanding the provisions of this Section 5.3(b) to the contrary, each party shall have the right to designate any information provided to the other party as subject to review by a clean team only pursuant to and in accordance with the Clean Team Agreement.

(c) Subject to Section 5.3(d), each of Office Depot and OfficeMax shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statues, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith and subject to Section 5.3(d), if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Office Depot and OfficeMax shall cooperate to vigorously contest and resist any such Action (through negotiation, litigation or otherwise), including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, delays or restricts consummation of the Transactions or any other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action. Each of Office Depot and OfficeMax shall use its reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, neither Office Depot nor OfficeMax shall be required to divest, hold separate (including by trust or otherwise) or otherwise commit to take any action that limits Office Depot’s or OfficeMax’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets; provided, however, that unless each of Office Depot and OfficeMax otherwise agree, if (i) necessary to avoid the Federal Trade Commission or the Department of Justice instituting an Action challenging the transactions under this Agreement under the Antitrust Laws and seeking an Order or (ii) necessary to avoid any other Governmental Authority instituting an Action challenging the transactions under this Agreement under the Antitrust Laws and seeking an Order, then Office Depot and OfficeMax shall agree collectively to divest or hold separate (including by trust or otherwise) or otherwise take any action that limits Office Depot’s or OfficeMax’s freedom of action with respect to its respective ability to retain or operate any of its businesses, services or assets, except to the extent such action would reasonably be expected to have a material adverse effect after the Closing on the combined businesses of Office Depot, OfficeMax Converted LLC and their subsidiaries, taken as a whole, including the overall benefits expected, as of the date of this Agreement, to be derived by the parties from the combination of Office Depot and OfficeMax via the Transactions; and provided further, however, that neither Office Depot or OfficeMax shall agree, without the other’s prior written consent, to divest or hold separate or take any action to the extent not required by the foregoing proviso. Notwithstanding the foregoing or anything contained in this Agreement to the contrary, neither party shall be required to (A) waive any of the conditions set forth in Article VII of this Agreement as they apply to such party or (B) divest, hold separate or take or agree to take any action or agree to any limitation that limits its freedom of action with respect to its ability to retain or operate any of its businesses, services or assets unless such actions are conditioned upon the occurrence of the Closing or are effective on or after the Closing.

5.4 Control of Other Party’s Business. Nothing contained in this Agreement shall give Office Depot, directly or indirectly, the right to control OfficeMax or any of OfficeMax’s subsidiaries or direct the business or operations of OfficeMax or any of OfficeMax’s subsidiaries prior to the Second Effective Time. Nothing in this Agreement shall give OfficeMax, directly or indirectly, the right to control Office Depot or any of Office Depot’s subsidiaries or direct the business or operations of Office Depot or any of Office Depot’s subsidiaries prior to the Second Effective Time. Prior to the Second Effective Time, each of Office Depot and OfficeMax shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, shall be interpreted in such a way as to place Office Depot or OfficeMax in violation of any rule, regulation or policy of any Governmental Authority or Applicable Law.

5.5 Tax-Free Treatment. Each of the parties shall, and shall cause each of its respective subsidiaries to, use its reasonable best efforts to cause each of (a) the First Merger and the LLC Conversion, taken together, and (b) the Second Merger and the Third Merger, taken together, to constitute a “reorganization” under Section 368(a) of the Code and to cooperate with one another in obtaining an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, counsel to OfficeMax (“OfficeMax’s Counsel”), as provided for in Section 7.2(d), and an opinion from Simpson Thacher & Bartlett LLP, counsel to Office Depot (“Office Depot’s Counsel”), as provided for in Section 7.3(d). In connection therewith, the parties shall use their reasonable best efforts to deliver to OfficeMax’s Counsel and Office Depot’s Counsel representation letters, in each case in form and substance reasonably satisfactory to OfficeMax’s Counsel (in the case of representation letters delivered in connection with the opinion provided for in Section 7.2(d)) and Office Depot’s Counsel (in the case of representation letters delivered in connection with the opinion provided for in Section 7.3(d)). Each representation letter shall be dated as of the Closing Date or such time or times as may be reasonably requested by OfficeMax’s Counsel and Office Depot’s Counsel. None of the parties and none of their subsidiaries shall take or fail to take any action which action (or failure to act) would reasonably be expected to cause either (i) the First Merger and the LLC Conversion, taken together, or (ii) the Second Merger and the Third Merger, taken together, to fail to qualify as a “reorganization” under Section 368(a) of the Code.

5.6 Public Announcements. The initial press release concerning the Transactions and the other transactions contemplated by this Agreement shall be a joint press release. Except (a) as required by Applicable Law or requirements of the NYSE (and in that event only if time does not permit) or (b) with respect to any Office Depot Change of Recommendation or any OfficeMax Change of Recommendation or any action taken by Office Depot or the Office Depot Board or OfficeMax or the OfficeMax Board, as applicable, pursuant to and in accordance with Section 6.10 or Section 6.11, as applicable, at all times prior to the earlier of the Closing or termination of this Agreement pursuant to Section 8.1, Office Depot and OfficeMax shall consult with each other before issuing any press release or other public statement or comment with respect to the Transactions and any of the other transactions contemplated by this Agreement and shall not issue any such press release or make such other public statement or comment prior to such consultation.

5.7 Section 16 Matters. Prior to the Closing, each of Office Depot and OfficeMax shall use all reasonable efforts to approve in advance in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and the Skadden, Arps, Slate, Meagher & Flom LLP SEC No-Action Letter (January 12, 1999) any dispositions of shares of OfficeMax Common Stock (including derivative securities with respect to OfficeMax Common Stock) or acquisitions of shares of Office Depot Common Stock (including derivative securities with respect to shares of Office Depot Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of Office Depot or OfficeMax who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act as a result of the transactions contemplated hereby) with respect to equity securities of Office Depot or OfficeMax.

5.8 Transaction Litigation. Office Depot shall give OfficeMax the opportunity to participate in the defense or settlement of any stockholder litigation against Office Depot or its directors relating to the Transactions and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of OfficeMax, which consent shall not be unreasonably withheld, conditioned or delayed. OfficeMax shall give Office Depot the opportunity to participate in the defense or settlement of any stockholder litigation against OfficeMax or its directors relating to the Transactions and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Office Depot, which consent shall not be unreasonably withheld, conditioned or delayed. For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or other authority over the litigation except for the settlement consent set forth above. Notwithstanding anything to the contrary in this Section 5.8, no settlement of any Action requiring any payment or admission of wrongdoing by any Office Depot director or any OfficeMax director shall be agreed to without such director’s prior written consent.

5.9 Notification of Certain Matters.

(a) Office Depot shall give prompt notice to OfficeMax of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause a breach of a representation or warranty contained in Article III, (ii) any failure of Office Depot, Merger Sub Two or Merger Sub Three to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any Events that, individually or in the aggregate, would prevent the Transactions from being completed on or prior to the End Date; in the case of clauses (i) and (ii) above solely if such breach or failure would result in the failure to satisfy one or more of the conditions set forth in Section 7.2(a) or (b); provided, however, that a failure to comply with this Section 5.9(a) will not constitute the failure of any condition set forth in Section 7.2(a) or (b) to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Section 7.2(a) or (b) to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.9(a) shall not limit or otherwise affect the remedies available under this Agreement to OfficeMax.

(b) OfficeMax shall give prompt notice to Office Depot of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause a breach of a representation or warranty contained in Article IV, (ii) any failure of OfficeMax, Mapleby Holdco or Merger Sub One to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement and (iii) any Events that, individually or in the aggregate, would prevent the Transactions from being completed on or prior to the End Date; in the case of clauses (i) and (ii) above solely if such breach or failure would result in the failure to satisfy one or more of the conditions set forth in Section 7.3(a) or (b); provided, however, that a failure to comply with this Section 5.9(b) will not constitute the failure of any condition set forth in Section 7.3(a) or (b) to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Section 7.3(a) or (b) to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.9(b) shall not limit or otherwise affect the remedies available under this Agreement to Office Depot.

ARTICLE VI.

ADDITIONAL COVENANTS OF THE PARTIES.

6.1 Conduct of Office Depot’s Operations. Except as expressly required by this Agreement, as required by Applicable Law, as expressly permitted under this Section 6.1 or as set forth in Section 6.1 to the Office Depot Disclosure Schedule, Office Depot shall, and shall cause each of its subsidiaries to, conduct its operations in the ordinary course, use all reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Second Effective Time, Office Depot shall not, and shall not permit or cause any of its subsidiaries to, except as expressly required or permitted by this Agreement, as required by Applicable Law or as set forth in Section 6.1 to the Office Depot Disclosure Schedule, without the prior written consent of OfficeMax (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) do or effect any of the following actions with respect to its securities: (i) effect an adjustment, split, combination or reclassification or similar transaction with respect to its capital stock; (ii) except for dividends or distributions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, make, declare or pay any dividend (other than dividends required under the terms of the Office Depot Preferred Stock) or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; (iii) grant any Person any right or option to acquire any shares of its capital stock; (iv) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock (except (A) pursuant to the exercise of Office Depot Options or the settlement of Office Depot Stock-Based Awards which are outstanding as of the date of this Agreement or which are granted by Office Depot prior to the Second Effective Time in compliance with the terms of this Agreement and (B) the acquisition of shares of Office Depot Common Stock from a holder of an Office Depot Option or Office Depot Stock-Based Award in satisfaction of withholding obligations or in payment of the exercise price); or (v) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock other than in connection with intercompany purchases of capital stock or share capital; provided, however, that Office Depot may grant to Office Depot employees (including new hires) and Office Depot directors options or stock-based awards with respect to up to 8,000,000 shares of Office Depot Common Stock (in the case of options, with an exercise price equal to the fair market value of shares of Office Depot Common Stock on the date of grant), provided that (x) any such grants are permitted under Section 6.1(i) of the Office Depot Disclosure Schedule and (y) any such option or stock-based award shall neither vest, be delivered nor become exercisable contingent upon the Transactions or any other transaction contemplated by this Agreement;

(b) except (i) for transactions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries and (ii) for pledges, mortgages or encumbrances pursuant to existing credit arrangements, directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material portion of its properties or assets other than in the ordinary course of business;

(c) make or propose any changes in the Office Depot Charter or the Office Depot Bylaws or, except for amendments that would not materially restrict the operation of Office Depot’s businesses, the certificate of incorporation or bylaws (or equivalent organizational documents) of any of Office Depot’s subsidiaries;

(d) except for transactions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, merge or consolidate with any other Person;

(e) adopt a plan of complete or partial liquidation, dissolution or consolidation, restructuring or recapitalization of Office Depot, any of its Significant Subsidiaries, Merger Sub Two or Merger Sub Three;

(f) except for transactions among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, acquire for cash a material amount of assets (other than purchases of inventory for resale in the ordinary course of business) or capital stock of any other Person valued, after giving effect to assumed indebtedness, at more than $15,000,000 per transaction and $75,000,000 in the aggregate; provided, however, that to the extent OfficeMax consents to any such acquisition, such acquisition shall not be taken into account in computing the dollar limitations in this clause (f); provided further, however, that Office Depot shall not make any acquisition if such acquisition would materially and adversely affect the ability of the condition set forth in Section 7.1(b) to be satisfied on or prior to the End Date;

(g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other Person, except (i) in the ordinary course of business consistent with past practice, (ii) in connection with a refinancing of existing indebtedness and/or indebtedness incurred pursuant to subclause (vi) below (in each case which refinancing shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and shall not include covenants that shall be more burdensome in the aggregate to Office Depot in any material respect or increase costs to OfficeMax Converted LLC after the Second Effective Time in any material respect), (iii) pursuant to existing credit arrangements, (iv) pursuant to agreements or arrangements among Office Depot and its direct or indirect wholly owned subsidiaries or among Office Depot’s direct or indirect wholly owned subsidiaries, (v) for the making or repayment of loans and advances by any of Office Depot’s direct or indirect wholly owned subsidiaries to, or the guaranteeing by Office Depot’s direct or indirect wholly owned subsidiaries of indebtedness of, Office Depot or any of Office Depot’s direct or indirect wholly owned subsidiaries or (vi) indebtedness for borrowed money up to $70,000,000 in the aggregate principal amount outstanding at any time incurred by Office Depot or any of its subsidiaries other than in accordance with clauses (i) through (v) above, inclusive;

(h) create any subsidiaries other than in connection with acquisitions of assets or capital stock permitted pursuant to Section 6.1(f);

(i) except as required under the terms of this Agreement or the terms of any Office Depot Plan or Office Depot Foreign Plan existing as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any of the current or former directors, executive officers (for avoidance of doubt, Office Depot’s “executive officers” shall consist solely of persons with the title “Senior Vice President” and higher), employees or individuals in the capacity of consultants, independent contractors or other service providers of Office Depot or its subsidiaries (collectively, “Office Depot Covenant Individuals”), other than increases in base salary or compensation, as the case may be, in the ordinary course of business, (B) pay to any Office Depot Covenant Individual any amounts or increase any amounts payable to Office Depot Covenant Individuals not required by any current plan or agreement (other than base salary in the ordinary course of business), (C) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement (other than offer letters with respect to positions below “Senior Vice President” in the ordinary course of business consistent with past practice and offer letters or employment agreements with respect to new hires at the position of “Senior Vice President” or above to replace an employee at such position whose employment has terminated in the ordinary course of business consistent with past practice, which offer letters or employment agreements shall not provide for severance benefits that are materially greater than the severance benefits of such terminated employee) with or for the benefit of any Office Depot Covenant Individual (or newly hired employees), (D) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Office Depot Plans or Office Depot Foreign Plans, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Office Depot Plan or Office Depot Foreign Plan, (F) enter into, amend or extend any collective bargaining or other labor agreement, other than in the ordinary course of business consistent with past practice, (G) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Office Depot Plan or Office Depot Foreign Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (H) create any new officer position above the level of Executive Vice President;

(j) change any method or principle of financial accounting in a manner that is inconsistent with past practice and would materially impact Office Depot and its subsidiaries except to the extent required by GAAP or as recommended by Office Depot’s regular independent accountants;

(k) modify or amend in any material respect, or terminate, or waive, release or assign any material rights or claims with respect to, any Material Office Depot Contract other than with respect to modifications or amendments to, terminations of, waivers or releases under, or assignments of (A) Material Office Depot Contracts entered into in the ordinary course of business, (B) Material Office Depot Contracts relating to existing indebtedness which may be refinanced in compliance with Section 6.1(g) or (C) Material Office Depot Contracts relating to the incurrence or commitment to any capital expenditures incurred or committed to in compliance with Section 6.1(l);

(l) incur or commit to any capital expenditures in excess of the amount set forth in Section 6.1 to the Office Depot Disclosure Schedule;

(m) except in the ordinary course of business consistent with past practice, settle any Action, audit or other proceeding relating to Tax, make (or fail to make) any Tax election or file any Tax Return (including any amended Tax Return);

(n) settle Actions, audits or other proceedings (i) in the aggregate in excess of $30,000,000 or (ii) which would include any non-monetary relief that would materially and adversely affect Office Depot and its subsidiaries from and after the Closing Date; or

(o) agree in writing or otherwise commit to take any of the foregoing actions.

6.2 Conduct of OfficeMax’s Operations. Except as expressly required by this Agreement, as required by Applicable Law, as expressly permitted under this Section 6.2 or as set forth in Section 6.2 to the OfficeMax Disclosure Schedule, OfficeMax shall, and shall cause each of its subsidiaries to, conduct its operations in the ordinary course, use all reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, to the end that its goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Second Effective Time, OfficeMax shall not, and shall not permit or cause any of its subsidiaries to, except as expressly required or permitted by this Agreement, as required by Applicable Law or as set forth in Section 6.2 to the OfficeMax Disclosure Schedule, without the prior written consent of Office Depot (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) do or effect any of the following actions with respect to its securities: (i) effect an adjustment, split, combination or reclassification or similar transaction with respect to its capital stock; (ii) except for dividends or distributions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, make, declare or pay any dividend (other than semiannual dividends on OfficeMax Series D Preferred Stock payable in accordance with Section 2 of the Certificate of Designation of OfficeMax Series D Preferred Stock in the OfficeMax Charter) or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; provided that OfficeMax may make a distribution to the OfficeMax Stockholders of $1.50 per share of OfficeMax Common Stock, not to exceed $131 million in the aggregate; (iii) grant any Person any right or option to acquire any shares of its capital stock; (iv) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock (except (1) pursuant to the exercise of OfficeMax Options or the settlement of OfficeMax Stock-Based Awards which are outstanding as of the date of this Agreement or which are granted by OfficeMax prior to the Second Effective Time in compliance with the terms of this Agreement and (2) the acquisition of shares of OfficeMax Common Stock from a holder of an OfficeMax Option or OfficeMax Stock-Based Award in satisfaction of withholding obligations or in payment of the exercise price); or (v) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock other than in connection with intercompany purchases of capital stock or share capital; provided, however, that OfficeMax may grant to OfficeMax employees (including new hires) and OfficeMax directors options or stock-based awards with respect to up to 1,500,000 shares of OfficeMax Common Stock (in the case of options, with an exercise price equal to the fair market value of shares of OfficeMax Common Stock on the date of grant), provided that (x) any such grants are permitted under Section 6.2(i) of the OfficeMax Disclosure Schedule and (y) any such option or stock-based award shall neither vest, be delivered nor become exercisable contingent upon the Transactions or any other transaction contemplated by this Agreement;

(b) except (i) for transactions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries and (ii) for pledges, mortgages or encumbrances pursuant to existing credit arrangements, directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any material portion of its properties or assets other than in the ordinary course of business;

(c) make or propose any changes in the OfficeMax Charter or the OfficeMax Bylaws or, except for amendments that would not materially restrict the operation of OfficeMax’s businesses, the certificate of incorporation or bylaws (or equivalent organizational documents) of any of OfficeMax’s subsidiaries;

(d) except for transactions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, merge or consolidate with any other Person;

(e) adopt a plan of complete or partial liquidation, dissolution or consolidation, restructuring or recapitalization of OfficeMax, any of its Significant Subsidiaries, Mapleby Holdco or Merger Sub One;

(f) except for transactions among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, acquire for cash a material amount of assets (other than purchases of inventory for resale in the ordinary course of business) or capital stock of any other Person valued, after giving effect to assumed indebtedness, at more than $15,000,000 per transaction and $75,000,000 in the aggregate; provided, however, that to the extent Office Depot consents to any such acquisition, such acquisition shall not be taken into account in computing the dollar limitations in this clause (f); provided further, however, that OfficeMax shall not make any acquisition if such acquisition would materially and adversely affect the ability of the condition set forth in Section 7.1(b) to be satisfied on or prior to the End Date;

(g) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other Person, except (i) in the ordinary course of business consistent with past practice, (ii) in connection with a refinancing of existing indebtedness and/or indebtedness incurred pursuant to subclause (vi) below (in each case which refinancing shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and shall not include covenants that shall be more burdensome in the aggregate to OfficeMax in any material respect or increase costs to OfficeMax Converted LLC after the Second Effective Time in any material respect), (iii) pursuant to existing credit arrangements, (iv) pursuant to agreements or arrangements among OfficeMax and its direct or indirect wholly owned subsidiaries or among OfficeMax’s direct or indirect wholly owned subsidiaries, (v) for the making or repayment of loans and advances by any of OfficeMax’s direct or indirect wholly owned subsidiaries to, or the guaranteeing by OfficeMax’s direct or indirect wholly owned subsidiaries of indebtedness of, OfficeMax or any of OfficeMax’s direct or indirect wholly owned subsidiaries or (vi) indebtedness for borrowed money up to $70,000,000 in the aggregate principal amount outstanding at any time incurred by OfficeMax or any of its subsidiaries other than in accordance with clauses (i) through (v) above, inclusive;

(h) create any subsidiaries other than in connection with acquisitions of assets or capital stock permitted pursuant to Section 6.2(f);

(i) except as required under the terms of this Agreement or the terms of any OfficeMax Plan or OfficeMax Foreign Plan existing as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any of the current or former directors, executive officers (for avoidance of doubt, OfficeMax’s “executive officers” shall consist solely of persons with the title “Senior Vice President” and higher), employees or individuals in the capacity of consultants, independent contractors or other service providers of OfficeMax or its subsidiaries (collectively, “OfficeMax Covenant Individuals”), other than increases in base salary or compensation, as the case may be, in the ordinary course of business, (B) pay to any OfficeMax Covenant Individual any amounts or increase any amounts payable to OfficeMax Covenant Individuals not required by any current plan or agreement (other than base salary in the ordinary course of business), (C) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement (other than offer letters with respect to positions below “Senior Vice President” in the ordinary course of business consistent with past practice and offer letters or employment agreements with respect to new hires at the position of “Senior Vice President” or above to replace an employee at such position whose employment has terminated in the ordinary course of business consistent with past practice, which offer letters or employment agreements shall not provide for severance benefits that are materially greater than the severance benefits of such terminated employee) with or for the benefit of any OfficeMax Covenant Individual (or newly hired employees), (D) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any OfficeMax Plans or OfficeMax Foreign Plans, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any OfficeMax Plan or OfficeMax Foreign Plan, (F) enter into, amend or extend any collective bargaining or other labor agreement, other than in the ordinary course of business consistent with past practice, (G) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any OfficeMax Plan or OfficeMax Foreign Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (H) create any new officer position above the level of Executive Vice President;

(j) change any method or principle of financial accounting in a manner that is inconsistent with past practice and would materially impact OfficeMax and its subsidiaries except to the extent required by GAAP or as recommended by OfficeMax’s regular independent accountants;

(k) modify or amend in any material respect, or terminate, or waive, release or assign any material rights or claims with respect to, any Material OfficeMax Contract other than with respect to modifications or amendments to, terminations of, waivers or releases under, or assignments of (A) Material OfficeMax Contracts entered into in the ordinary course of business, (B) Material OfficeMax Contracts relating to existing indebtedness which may be refinanced in compliance with Section 6.2(g) or (C) Material OfficeMax Contracts relating to the incurrence or commitment to any capital expenditures incurred or committed to in compliance with Section 6.2(l);

(l) incur or commit to any capital expenditures in excess of the amount set forth in Section 6.2 to the OfficeMax Disclosure Schedule;

(m) except in the ordinary course of business consistent with past practice, settle any Action, audit or other proceeding relating to Tax, make (or fail to make) any Tax election or file any Tax Return (including any amended Tax Return);

(n) settle Actions, audits or other proceedings (i) in the aggregate in excess of $30,000,000 or (ii) which would include any non-monetary relief that would materially and adversely affect OfficeMax and its subsidiaries from and after the Closing Date; or

(o) agree in writing or otherwise commit to take any of the foregoing actions.

6.3 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Second Effective Time, Office Depot shall cause (including, to the extent required, providing sufficient funding to enable OfficeMax Converted LLC to satisfy all of its obligations under this Section 6.3(a)) OfficeMax Converted LLC to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of OfficeMax against all losses, claims, damages, costs, expenses, liabilities or judgments that are paid in settlement of or in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer or director of OfficeMax prior to the Second Effective Time, whether asserted or claimed prior to, or at or after, the Second Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent provided or permitted under the OfficeMax Charter, the OfficeMax Bylaws and any indemnification agreement entered into between OfficeMax and such Person (representative forms of which have been made available to Office Depot prior to the date of this Agreement), in each case as in effect as of the date of this Agreement, and under Applicable Law.

(b) At or prior to the Closing, Office Depot shall purchase a “tail” directors’ and officers’ liability insurance policy for OfficeMax’s present and former directors and officers who are covered prior to the Second Effective Time by the directors’ and officers’ liability insurance currently maintained by OfficeMax with coverage for six years following the Second Effective Time, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors’ and officers’ liability insurance maintained by OfficeMax. Office Depot shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c) Office Depot covenants and agrees from and after the Second Effective Time to provide to the directors and officers of OfficeMax who become directors or officers of Office Depot directors’ and officers’ liability insurance on the same basis and to the same extent as that, if any, provided to other directors or officers of Office Depot.

(d) If Office Depot, OfficeMax Converted LLC or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, Office Depot, OfficeMax Converted LLC or any of their respective successors and assigns, as applicable, shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in this Section 6.3.

(e) The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, each present and former director and officer referred to in this Section 6.3 and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

6.4 Activities of Parties Other Than Office Depot and OfficeMax. Prior to the First Effective Time, Mapleby Holdco and Merger Sub One shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities. Prior to the Second Effective Time, Merger Sub Two shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities. Prior to the Third Effective Time, Merger Sub Three shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than, if applicable, a de minimis amount of cash paid for the issuance of equity in connection with its initial formation) or any material liabilities.

6.5 NYSE Listing. Office Depot shall use its reasonable best efforts to cause the shares of Office Depot Common Stock issuable pursuant to this Agreement (including the shares of Office Depot Common Stock issuable upon the exercise of the Office Depot Exchange Options) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

6.6 Employees and Employee Benefits.

(a) For a period of one year following the Closing, Office Depot shall, or shall cause OfficeMax Converted LLC to, provide the employees of OfficeMax and its subsidiaries as of the Closing (the “OfficeMax Employees”), other than such employees covered by collective bargaining or other labor agreements (the “Excluded Employees”), with compensation and employee benefits plans, programs and arrangements (excluding equity-based compensation arrangements) that are substantially similar, in the aggregate, to those provided to OfficeMax Employees (other than Excluded Employees) as of immediately prior to the Closing and shall provide equity-based compensation awards to OfficeMax Employees (other than Excluded Employees) that are no less favorable than those provided to similarly situated Office Depot employees. The foregoing notwithstanding, Office Depot agrees to honor, or to cause OfficeMax Converted LLC to honor, in accordance with their terms all OfficeMax Plans and OfficeMax Foreign Plans and all collective bargaining agreements to which OfficeMax or any of its subsidiaries is a party or otherwise bound, provided that such plans or agreements may be amended, terminated or suspended in accordance with their terms and Applicable Law. OfficeMax shall, or shall cause any of its applicable subsidiaries to, comply with all notice and consultation provisions of all collective bargaining or other labor agreements to which it or such subsidiary is a party or otherwise bound, to the extent required by any such collective bargaining or other labor agreements or Applicable Law.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans providing benefits to any OfficeMax Employees after the Closing (the “New Plans”), each OfficeMax Employee shall be credited with his years of service with OfficeMax and its subsidiaries and their respective predecessors before the Closing, to the same extent as such OfficeMax Employee was entitled, before the Closing, to credit for such service under any similar OfficeMax employee benefit plan in which such OfficeMax Employee participated or was eligible to participate immediately prior to the Closing (such plans, collectively, the “Old Plans”), provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits for the same period of service. In addition, and without limiting the generality of the foregoing, (A) each OfficeMax Employee who ceases to be eligible to participate in an Old Plan shall be immediately eligible to participate, without any waiting time, in any corresponding New Plan to the extent coverage under such New Plan is comparable and intended to replace the benefits under any such Old Plan, and (B) for purposes of any New Plan providing medical, dental, pharmaceutical and/or vision benefits to any OfficeMax Employee, Office Depot shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his covered dependents, unless such conditions would not have been waived under the Old Plans, and Office Depot shall cause any eligible expenses incurred by such employee and his covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Nothing contained in this Agreement shall be construed as requiring Office Depot or OfficeMax Converted LLC to continue (or resume) the employment of any specific person.

(d) Without limiting the generality of Section 9.7, no provision of this Section 6.6 shall be construed to create any third party beneficiary rights in any employee, officer, current or former director or consultant of OfficeMax or its subsidiaries, or any beneficiary of such employee, officer, director or consultant under an OfficeMax Plan or OfficeMax Foreign Plan or otherwise, and is not intended to constitute an amendment to any OfficeMax Plan or any OfficeMax Foreign Plan.

6.7 Treatment of Office Depot Preferred Stock. Prior to the Closing, without OfficeMax’s prior written consent, Office Depot shall not agree to nor permit any amendment, modification, supplement or waiver of any of the Office Depot Preferred Stock Agreements.

6.8 Treatment of OfficeMax Series D Preferred Stock. Prior to the Closing, OfficeMax and the OfficeMax Board shall take all actions necessary pursuant to the OfficeMax Charter, including the Certificate of Designation of the OfficeMax Series D Preferred Stock (the “Certificate of Designation”), to redeem all of the issued and outstanding shares of OfficeMax Series D Preferred Stock in accordance with the terms of Section 6 of the Certificate of

Designation (excluding any shares of OfficeMax Series D Preferred Stock surrendered by the holder thereof for conversion in accordance with the terms of Section 5 of the Certificate of Designation, which shares shall be converted to OfficeMax Common Stock prior to the Second Effective Time in accordance therewith), so as to cause (i) all of the OfficeMax Series D Preferred Stock to be no longer outstanding and to be of no further force and effect prior to the Second Effective Time and (ii) all of the shares of OfficeMax Common Stock issued in exchange for the outstanding shares of OfficeMax Series D Preferred Stock to be exchanged for shares of Office Depot Common Stock in the Second Merger.

6.9 Financing. The parties shall use their respective reasonable best efforts to obtain any term loan or revolving credit facility necessary to fund Office Depot’s or OfficeMax Converted LLC’s working capital needs from and after the Closing (it being understood that obtaining such financing is not a condition to the parties’ obligations to consummate any of the transactions contemplated by this Agreement), including providing and causing their respective subsidiaries to provide, and using reasonable efforts to cause their Representatives to provide, all cooperation reasonably requested by the other party in connection with obtaining any such financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the parties and their respective subsidiaries and provided that none of the parties or any of their respective subsidiaries shall be required to enter into any agreements in connection therewith that would be binding if the Closing does not occur). Each party shall, to the extent it is aware of any applicable developments, promptly update any information provided by it for use in an offering document to be used in connection with any such financing to the extent such information would otherwise contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading. Each party consents to the reasonable use, prior to the termination of this Agreement, of its and its subsidiaries’ logos in connection with any such financing in a manner customary for such financing transactions; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage such party in any way. Notwithstanding the foregoing, no party shall have any obligation under this Section 6.9 at any time that the other party is in breach of or default under any covenant, obligation or agreement required to be performed or complied with by it under this Agreement if such breach or default would reasonably be expected to prevent the Transactions from being completed on or prior to the End Date.

6.10 Office Depot Acquisition Proposals.

(a) Subject to Section 6.10(c) through Section 6.10(f), Office Depot agrees that, from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its subsidiaries’ directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives (“Representatives”) not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, an Office Depot Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Office Depot Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Office Depot Acquisition Proposal, (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Office Depot Acquisition Proposal (each an “Office Depot Acquisition Agreement”), (v) amend or modify, or exempt any Person from the operation of, the Office Depot Rights Agreement, or (vi) propose publicly or agree to do any of the foregoing relating to any Office Depot Acquisition Proposal.

(b) Subject to Section 6.10(c) through Section 6.10(f), prior to the Closing, neither the Office Depot Board nor any committee thereof shall, directly or indirectly, (i) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to OfficeMax, the Office Depot Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Office Depot Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of Office Depot’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by the Office Depot Stockholders within ten business days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the Office Depot Board in respect of the acceptance of any tender offer or exchange offer by the Office Depot Stockholders as of the end of the ten business day period shall constitute a failure to recommend against any such offer), or (iv) recommend that the Office Depot Stockholders not approve the issuance of shares of Office Depot Common Stock pursuant to this Agreement (any action described in clauses (i)-(iv) above being referred to as an “Office Depot Change of Recommendation”).

(c) Nothing contained in this Agreement shall prevent Office Depot or the Office Depot Board from complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act; provided, however, that if such disclosure has the effect of an Office Depot Change of Recommendation, OfficeMax shall have the right to terminate this Agreement to the extent set forth in Section 8.1(e).

(d) Notwithstanding the limitations set forth in Section 6.10(a) and Section 6.10(b), until the earlier of receipt of the Office Depot Stockholder Approval and any termination of this Agreement pursuant to Section 8.1, if after the date of this Agreement Office Depot receives a written unsolicited bona fide Office Depot Acquisition Proposal that the Office Depot Board has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes an Office Depot Superior Proposal or (ii) could reasonably be expected to result in an Office Depot Superior Proposal, then Office Depot may take the following actions: (A) furnish nonpublic information to the third party making such Office Depot Acquisition Proposal, if, and only if, prior to furnishing such information, Office Depot receives from the third party an executed confidentiality agreement with provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such Office Depot Acquisition Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent Office Depot or the Office Depot Board from, at any time prior to, but not after, the time of the receipt of the Office Depot Stockholder Approval, in response to the receipt of a written unsolicited bona fide Office Depot Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 6.10, (i) terminating this Agreement pursuant to Section 8.1(g) in order to enter into a definitive written agreement with respect to such Office Depot Acquisition Proposal or (ii) effecting an Office Depot Change of Recommendation, if, prior to taking any of the actions described in clauses (i) or (ii), (A) the Office Depot Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that (x) failure to take such action would reasonably be expected to be inconsistent with the Office Depot directors’ fiduciary duties under Applicable Law and (y) such Office Depot Acquisition Proposal (in the form, other than immaterial changes, that was the subject of the Superior Proposal Notice) constitutes an Office Depot Superior Proposal, (B) OfficeMax shall have received written notice (the “Superior Proposal Notice”) of Office Depot’s intention to take such action at least four business days prior to the taking of such action by Office Depot and (C) the Office Depot Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by OfficeMax after its receipt of the Superior Proposal Notice, that such Office Depot Acquisition Proposal continues to constitute an Office Depot Superior Proposal.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the Office Depot Board from, at any time prior to, but not after, the time of the receipt of the Office Depot Stockholder Approval, effecting an Office Depot Change of Recommendation (other than in response to the receipt of a written unsolicited bona fide Office Depot Acquisition Proposal, which shall be subject to Section 6.10(e)) if, prior to taking such action, the Office Depot Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Office Depot directors’ fiduciary duties under Applicable Law; provided, however that (i) OfficeMax shall have received written notice (a “Board Recommendation Notice” ) of the Office Depot Board’s intention to take any such action at least four business days prior to the taking of such action by the Office Depot Board and (ii) the Office Depot Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by OfficeMax after its receipt of such Board Recommendation Notice that failing to take such action would be inconsistent with the Office Depot directors’ fiduciary duties under Applicable Law.

(g) Office Depot agrees that it and its subsidiaries will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than the parties) conducted prior to the date of this Agreement with respect to any Office Depot Acquisition Proposal and (ii) request each third party that has heretofore executed a confidentiality agreement that relates to an Office Depot Acquisition Proposal (other than OfficeMax) to return or destroy all confidential information heretofore furnished to such third party by Office Depot or on its behalf. Office Depot agrees that it and its subsidiaries will take the necessary steps to promptly inform its and its subsidiaries’ Representatives of the obligations undertaken in this Section 6.10.

(h) From and after the date of this Agreement, Office Depot shall promptly orally notify OfficeMax of any request for information or any inquiries, proposals or offers relating to an Office Depot Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and Office Depot shall provide to OfficeMax written notice of any such inquiry, proposal or offer within 48 hours of such event and copies of any written or electronic correspondence to or from any Person making an Office Depot Acquisition Proposal. Office Depot shall keep OfficeMax informed orally, as soon as is reasonably practicable, of the status of any Office Depot Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and Office Depot shall provide to OfficeMax written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 48 hours. Office Depot also agrees to provide any information to OfficeMax (not previously provided to OfficeMax) that it is providing to another Person pursuant to this Section 6.10 at substantially the same time it provides such information to such other Person. All information provided to OfficeMax under this Section 6.10 shall be kept confidential by OfficeMax in accordance with the terms of the Information Sharing Agreements.

(i) For purposes of this Agreement:

“Office Depot Acquisition Proposal” means any proposal or offer made by any Person other than OfficeMax or its subsidiaries with respect to (A) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Office Depot, (B) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in Office Depot or (C) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets (including stock of the subsidiaries of Office Depot), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Office Depot and its subsidiaries taken as a whole; provided that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to Section 5.3(d) shall not be deemed an Office Depot Acquisition Proposal.

“Office Depot Superior Proposal” means a bona fide written Office Depot Acquisition Proposal (except that references in the definition of the “Office Depot Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person other than OfficeMax or its subsidiaries on terms that the Office Depot Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Office Depot Board considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to Office Depot and the Office Depot Stockholders than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by OfficeMax.

6.11 OfficeMax Acquisition Proposals.

(a) Subject to Section 6.11(c) through Section 6.11(f), OfficeMax agrees that, from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its subsidiaries’ Representatives not to, directly or indirectly, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, an OfficeMax Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an OfficeMax Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any OfficeMax Acquisition Proposal or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any OfficeMax Acquisition Proposal (each an “OfficeMax Acquisition Agreement”), or (v) propose publicly or agree to do any of the foregoing relating to any OfficeMax Acquisition Proposal.

(b) Subject to Section 6.11(c) through Section 6.11(f), prior to the Closing, neither the OfficeMax Board nor any committee thereof shall, directly or indirectly, (i) withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in a manner adverse to Office Depot, the OfficeMax Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any OfficeMax Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of OfficeMax’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by the OfficeMax Stockholders within ten business days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the OfficeMax Board in respect of the acceptance of any tender offer or exchange offer by the OfficeMax Stockholders as of the end of the ten business day period shall constitute a failure to recommend against any such offer), or (iv) recommend that the OfficeMax Stockholders not adopt this Agreement or approve the First Merger or the Second Merger (any action described in clauses (i)-(iv) above being referred to as an “OfficeMax Change of Recommendation”).

(c) Nothing contained in this Agreement shall prevent OfficeMax or the OfficeMax Board from complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act; provided, however, that if such disclosure has the effect of an OfficeMax Change of Recommendation, Office Depot shall have the right to terminate this Agreement to the extent set forth in Section 8.1(d).

(d) Notwithstanding the limitations set forth in Section 6.11(a) and Section 6.11(b), until the earlier of receipt of the OfficeMax Stockholder Approval and any termination of this Agreement pursuant to Section 8.1, if after the date of this Agreement OfficeMax receives a written unsolicited bona fide OfficeMax Acquisition Proposal that the OfficeMax Board has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes an OfficeMax Superior Proposal or (ii) could reasonably be expected to result in an OfficeMax Superior Proposal, then OfficeMax may take the following actions: (A) furnish nonpublic information to the third party making such OfficeMax Acquisition Proposal, if, and only if, prior to furnishing such information, OfficeMax receives from the third party an executed confidentiality agreement with provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such OfficeMax Acquisition Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent OfficeMax or the OfficeMax Board from, at any time prior to, but not after, the time of the receipt of the OfficeMax Stockholder Approval, in response to the receipt of a written unsolicited bona fide OfficeMax Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 6.11, (i) terminating this Agreement pursuant to Section 8.1(f) in order to enter into a definitive written agreement with respect to such OfficeMax Acquisition Proposal or (ii) effecting an OfficeMax Change of Recommendation, if, prior to taking any of the actions described in clauses (i) or (ii), (A) the OfficeMax Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that (x) failure to take such action would reasonably be expected to be inconsistent with the OfficeMax directors’ fiduciary duties under Applicable Law and (y) such OfficeMax Acquisition Proposal (in the form, other than immaterial changes, that was the subject of the Superior Proposal Notice) constitutes an OfficeMax Superior Proposal, (B) Office Depot shall have received a Superior Proposal Notice of OfficeMax’s intention to take such action at least four business days prior to the taking of such action by OfficeMax and (C) the OfficeMax Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by Office Depot after its receipt of the Superior Proposal Notice, that such OfficeMax Acquisition Proposal continues to constitute an OfficeMax Superior Proposal.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the OfficeMax Board from, at any time prior to, but not after, the time of the receipt of the OfficeMax Stockholder Approval, effecting an OfficeMax Change of Recommendation (other than in response to the receipt of a written unsolicited bona fide OfficeMax Acquisition Proposal, which shall be subject to Section 6.11(e)) if, prior to taking such action, the OfficeMax Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the OfficeMax directors’ fiduciary duties under Applicable Law; provided, however that (i) Office Depot shall have received a Board Recommendation Notice of the OfficeMax Board’s intention to take any such action at least four business days prior to the taking of such action by the OfficeMax Board and (ii) the OfficeMax Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by Office Depot after its receipt of such Board Recommendation Notice that failing to take such action would be inconsistent with the OfficeMax directors’ fiduciary duties under Applicable Law.

(g) OfficeMax agrees that it and its subsidiaries will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person (other than the parties) conducted prior to the date of this Agreement with respect to any OfficeMax Acquisition Proposal and (ii) request each third party that has heretofore executed a confidentiality agreement that relates to an OfficeMax Acquisition Proposal (other than Office Depot) to return or destroy all confidential information heretofore furnished to such third party by OfficeMax or on its behalf. OfficeMax agrees that it and its subsidiaries will take the necessary steps to promptly inform its and its subsidiaries’ Representatives of the obligations undertaken in this Section 6.11.

(h) From and after the date of this Agreement, OfficeMax shall promptly orally notify Office Depot of any request for information or any inquiries, proposals or offers relating to an OfficeMax Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and OfficeMax shall provide to Office Depot written notice of any such inquiry, proposal or offer within 48 hours of such event and copies of any written or electronic correspondence to or from any Person making an OfficeMax Acquisition Proposal. OfficeMax shall keep Office Depot informed orally, as soon as is reasonably practicable, of the status of any OfficeMax Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and OfficeMax shall provide to Office Depot written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 48 hours.

OfficeMax also agrees to provide any information to Office Depot (not previously provided to Office Depot) that it is providing to another Person pursuant to this Section 6.11 at substantially the same time it provides such information to such other Person. All information provided to Office Depot under this Section 6.11 shall be kept confidential by Office Depot in accordance with the terms of the Information Sharing Agreements.

(i) For purposes of this Agreement:

“OfficeMax Acquisition Proposal” means any proposal or offer made by any Person other than Office Depot or its subsidiaries with respect to (A) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving OfficeMax, (B) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 15% voting or economic interest in OfficeMax or (C) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 15% of the consolidated assets (including stock of the subsidiaries of OfficeMax), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of OfficeMax and its subsidiaries taken as a whole; provided that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to Section 5.3(d) shall not be deemed an OfficeMax Acquisition Proposal.

“OfficeMax Superior Proposal” means a bona fide written OfficeMax Acquisition Proposal (except that references in the definition of the “OfficeMax Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person other than Office Depot or its subsidiaries on terms that the OfficeMax Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the OfficeMax Board considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to OfficeMax and the OfficeMax Stockholders than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by Office Depot.

6.12 Approvals. Other than the Office Depot Stockholder Approval and OfficeMax Stockholder Approval, each of the parties agree to obtain all requisite board of directors, stockholder and member approvals, to the extent not obtained prior to the date of this Agreement, required to be obtained to consummate the Transactions.

ARTICLE VII.

CONDITIONS

7.1 Conditions to the Obligations of Each Party. The obligations of each of the parties to consummate the Transactions shall be subject to the satisfaction of the following conditions:

(a) (i) The OfficeMax Stockholder Approval shall have been obtained in accordance with the OfficeMax Charter, the OfficeMax Bylaws and Applicable Law and (ii) the Office Depot Stockholder Approval shall have been obtained in accordance with the Office Depot Certificate, the Office Depot Bylaws and Applicable Law, including the applicable rules of the NYSE.

(b) (i) Any waiting period (and any extension thereof) applicable to the Transactions and the other transactions contemplated by this Agreement shall have been terminated or shall have expired, and any approvals, consents or clearances required in connection with the Transactions and the other transactions contemplated by this Agreement shall have been obtained, in each case, under the HSR Act, the Canadian Competition Act and the Mexican Federal Law on Economic Competition and (ii) any agreement entered into by each of the parties and a Governmental Authority under any Antitrust Laws, which agreement provides that the parties will not consummate the Transactions and the other transactions contemplated by this Agreement shall have expired or been terminated.

(c) No outstanding judgment, injunction, order or decree of a competent United States federal or state Governmental Authority shall prohibit or enjoin the consummation of the Transactions or the other transactions contemplated by this Agreement.

(d) The Commission shall have declared the Registration Statement effective under the Securities Act, and no stop order or similar restraining order by the Commission suspending the effectiveness of the Registration Statement shall be in effect.

(e) The shares of Office Depot Common Stock to be issued in connection with the Second Merger (including the shares of Office Depot Common Stock issuable upon the exercise of the Office Depot Exchange Options) shall have been approved for listing on the NYSE, subject to official notice of issuance.

7.2 Conditions to Obligations of OfficeMax, Mapleby Holdco and Merger Sub One. The obligations of OfficeMax, Mapleby Holdco and Merger Sub One to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by OfficeMax:

(a) (i) The representations and warranties of Office Depot set forth in Article III (other than Sections 3.4(a), 3.4(b) and 3.6) that are qualified by a “Material Adverse Effect” qualification shall be true and correct as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, (ii) the representations and warranties of Office Depot set forth in Article III (other than Sections 3.4(a), 3.4(b) and 3.6) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on Office Depot, (iii) the representations and warranties set forth in Sections 3.4(a) and 3.4(b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, other than with respect to any issuances permitted pursuant to this Agreement and (iv) the representation set forth in Section 3.6 shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period; provided further, however, that with respect to clauses (i), (ii) and (iv) above, such conditions shall not apply to any failure to be true and correct arising from or relating to Office Depot’s (A)

taking or agreeing to take any action in compliance with Section 5.3(d), (B) failing to receive any waivers, consents, licenses, permits, authorizations, orders or approvals under any Antitrust Law or (C) being subject to any Action (or threatened Action) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law (each of the foregoing in subclauses (A), (B) and (C) above, an “Excluded Office Depot Event”).

(b) Each of Office Depot, Merger Sub Two and Merger Sub Three shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Office Depot shall have furnished OfficeMax with a certificate dated the Closing Date signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of Office Depot to the effect that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(e) have been satisfied.

(d) OfficeMax shall have received a written tax opinion from OfficeMax’s Counsel, in form and substance reasonably satisfactory to OfficeMax, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, each of (i) the First Merger and the LLC Conversion, taken together, and (ii) the Second Merger and the Third Merger, taken together, will qualify, for United States federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code.

(e) Since the date of this Agreement, there shall not have occurred any Events (other than Excluded Office Depot Events) that, individually or in the aggregate, are having or would have a Material Adverse Effect on Office Depot.

(f) The Bylaw Amendment has been duly adopted effective as of the Second Effective Time.

(g) The transactions contemplated by the Voting Agreement shall have been consummated in accordance with their terms, and each of the Voting Agreement and the Termination Agreement shall be in full force and effect in accordance with their respective terms.

7.3 Conditions to Obligations of Office Depot, Merger Sub Two and Merger Sub Three. The obligations of Office Depot, Merger Sub Two and Merger Sub Three to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by Office Depot:

(a) (i) The representations and warranties of OfficeMax set forth in Article IV (other than Sections 4.4(a), 4.4(b) and 4.6) that are qualified by a “Material Adverse Effect” qualification shall be true and correct as so qualified at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, (ii) the representations and warranties of OfficeMax set forth in Article IV (other than Sections 4.4(a), 4.4(b) and 4.6) that are not qualified by a “Material Adverse Effect” qualification shall be true and correct at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on OfficeMax, (iii) the representations and warranties set forth in Sections 4.4(a)

and 4.4(b) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, other than with respect to any issuances permitted pursuant to this Agreement and (iv) the representation set forth in Section 4.6 shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period; provided further, however, that with respect to clauses (i), (ii) and (iv) above, such conditions shall not apply to any failure to be true and correct arising from or relating to OfficeMax’s (A) taking or agreeing to take any action in compliance with Section 5.3(d), (B) failing to receive any waivers, consents, licenses, permits, authorizations, orders or approvals under any Antitrust Law or (C) being subject to any Action (or threatened Action) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law (each of the foregoing in subclauses (A), (B) and (C) above, an “Excluded OfficeMax Event”).

(b) Each of OfficeMax, Mapleby Holdco and Merger Sub One shall have performed in all material respects the obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) OfficeMax shall have furnished Office Depot with a certificate dated the Closing Date signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of OfficeMax to the effect that the conditions set forth in Sections 7.3(a), 7.3(b) and 7.3(e) have been satisfied.

(d) Office Depot shall have received a written tax opinion from Office Depot’s Counsel, in form and substance reasonably satisfactory to Office Depot, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, each of (i) the First Merger and the LLC Conversion, taken together, and (ii) the Second Merger and the Third Merger, taken together, will qualify, for United States federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code.

(e) Since the date of this Agreement, there shall not have occurred any Events (other than Excluded OfficeMax Events) that, individually or in the aggregate, are having or would have a Material Adverse Effect on OfficeMax.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Office Depot and OfficeMax;

(b) by either Office Depot or OfficeMax if there shall be any law or regulation that makes consummation of the Transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent United States federal or state Governmental Authority enjoining Office Depot or OfficeMax from consummating the Transactions shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have used its reasonable best efforts to render inapplicable such law or regulation or remove such judgment, injunction, order or decree as required by Section 5.3;

(c) by either Office Depot or OfficeMax if the Transactions shall not have been consummated on or before December 31, 2013 (the “End Date”); provided, however, that if on December 31, 2013 any of the conditions to Closing set forth in Section 7.1(b) or 7.1(c) shall not have been satisfied or duly waived by the party or parties entitled to the benefit of such condition but all other conditions to Closing set forth in Article VII shall have been satisfied (other than those conditions that by their nature cannot be satisfied until the Closing Date, but which would be capable of being satisfied if the Closing Date occurred on the End Date) or waived, then the End Date shall be automatically extended without further action of the parties to (including) April 30, 2014; provided, further, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to perform any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Transactions to occur on or before the End Date (as extended);

(d) by Office Depot prior to obtaining the OfficeMax Stockholder Approval (i) if the OfficeMax Board shall effect an OfficeMax Change of Recommendation or (ii) if after the date hereof an OfficeMax Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such OfficeMax Acquisition Proposal) the OfficeMax Board fails to affirm the OfficeMax Board Recommendation within ten business days after receipt of a written request from Office Depot to do so;

(e) by OfficeMax prior to obtaining the Office Depot Stockholder Approval (i) if the Office Depot Board shall effect an Office Depot Change of Recommendation or (ii) if after the date hereof an Office Depot Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention (whether or not conditional) to make such Office Depot Acquisition Proposal) the Office Depot Board fails to affirm the Office Depot Board Recommendation within ten business days after receipt of a written request from OfficeMax to do so;

(f) by OfficeMax, at any time prior to obtaining the OfficeMax Stockholder Approval, in order to enter into a definitive written agreement with respect to an OfficeMax Superior Proposal it received, provided that OfficeMax has complied with its obligations under Section 6.11 and, in connection with the termination of this Agreement, OfficeMax pays to Office Depot in immediately available funds the Termination Fee required to be paid by Section 8.2(d);

(g) by Office Depot, at any time prior to obtaining the Office Depot Stockholder Approval, in order to enter into a definitive written agreement with respect to an Office Depot Superior Proposal it received, provided that Office Depot has complied with its obligations under Section 6.10 and, in connection with the termination of this Agreement, Office Depot pays to OfficeMax in immediately available funds the Termination Fee required to be paid by Section 8.2(e);

(h) by Office Depot or OfficeMax if at the OfficeMax Stockholders Meeting (including any adjournment or postponement thereof) the OfficeMax Stockholder Approval shall not have been obtained;

(i) by Office Depot or OfficeMax if at the Office Depot Stockholders Meeting (including any adjournment or postponement thereof) the Office Depot Stockholder Approval shall not have been obtained; or

(j) by Office Depot or OfficeMax if there shall have been a material breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any Event shall have occurred, which breach or Event would result in the failure of one or more of the conditions set forth in Section 7.2(a), 7.2(b) or 7.2(e) (in the case of a breach by, or Event with respect to, Office Depot) or Section 7.3(a), 7.3(b) or 7.3(e) (in the case of a breach by, or Event with respect to, OfficeMax) to be satisfied on or prior to the End Date, and such breach or Event shall not be capable of being cured or shall not have been cured within 30 business days after detailed written notice thereof shall have been received by the party alleged to be in breach or with respect to which an Event is alleged to have occurred.

8.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement, except for the provisions of the second sentence of Section 5.2, this Section 8.2 and Sections 9.2 through 9.12, shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders with respect thereto. Notwithstanding the foregoing, nothing in this Section 8.2 shall relieve any party to this Agreement of liability for fraud or any willful or intentional breach of any provision of this Agreement and, if it shall be judicially determined that termination of this Agreement was caused by a willful or intentional breach of this Agreement, then, in addition to other remedies at law or equity for a willful or intentional breach of this Agreement, the party so found to have willfully or intentionally breached this Agreement shall indemnify and hold harmless the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”), provided, however, that, upon payment by Office Depot or OfficeMax of the Termination Fee in full, such party shall no longer be required to indemnify and hold harmless the other parties for their respective Costs pursuant to this Section 8.2(a). No termination of this Agreement shall affect the obligations of the parties contained in the Information Sharing Agreements, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

(b) If this Agreement is terminated for any reason pursuant to Section 8.1(d) (or is terminated by OfficeMax or Office Depot pursuant to Section 8.1(h) at a time when this Agreement was terminable pursuant to Section 8.1(d)), then OfficeMax will, within three business days following any such termination, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot a termination fee in an amount equal to $30,000,000 (the “Termination Fee”).

(c) If this Agreement is terminated for any reason pursuant to Section 8.1(e) (or is terminated by OfficeMax or Office Depot pursuant to Section 8.1(i) at a time when this Agreement was terminable pursuant to Section 8.1(e)) , then Office Depot will, within three business days following any such termination, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(d) If this Agreement is terminated pursuant to Section 8.1(f), then OfficeMax shall, concurrently with such termination, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot the Termination Fee.

(e) If this Agreement is terminated pursuant to Section 8.1(g), then Office Depot shall, concurrently with such termination, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(f) If this Agreement is terminated pursuant to Section 8.1(c) or 8.1(h), and (A) (x) in the case of a termination pursuant to Section 8.1(c), prior to the termination of this Agreement and (y) in the case of a termination pursuant to Section 8.1(h), prior to the OfficeMax Stockholders Meeting (including any adjournment or postponement thereof) at which the OfficeMax Stockholder Approval was not obtained, an OfficeMax Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention to make such OfficeMax Acquisition Proposal) and (B) within 12 months after the date of such termination, OfficeMax enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then OfficeMax will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot the Termination Fee.

(g) If this Agreement is terminated pursuant to Section 8.1(c) or 8.1(i), and (A) (x) in the case of a termination pursuant to Section 8.1(c), prior to the termination of this Agreement and (y) in the case of a termination pursuant to Section 8.1(i), prior to the Office Depot Stockholders Meeting (including any adjournment or postponement thereof) at which the Office Depot Stockholder Approval was not obtained, an Office Depot Acquisition Proposal was publicly announced or disclosed (or any Person shall have publicly announced an intention to make such Office Depot Acquisition Proposal) and (B) within 12 months after the date of such termination, Office Depot enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Office Depot will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(h) If this Agreement is terminated for any reason pursuant to Section 8.1(j) (A) following the public announcement or disclosure of an Office Depot Acquisition Proposal or the intention by any Person to make such Office Depot Acquisition Proposal and (B) within 12 months after the date of such termination pursuant to Section 8.1(j), Office Depot enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then Office Depot will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such Business Combination, pay to OfficeMax or its designee in cash by wire transfer in immediately available funds to an account designated by OfficeMax the Termination Fee.

(i) If this Agreement is terminated for any reason pursuant to Section 8.1(j) (A) following the public announcement or disclosure of an OfficeMax Acquisition Proposal or the intention by any Person to make such OfficeMax Acquisition Proposal and (B) within 12 months after the date of such termination pursuant to Section 8.1(j), OfficeMax enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then OfficeMax will, upon the earlier to occur of the entering into such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement and the consummation of such Business Combination, pay to Office Depot or its designee in cash by wire transfer in immediately available funds to an account designated by Office Depot the Termination Fee.

(j) For the purposes of this Section 8.2, “Business Combination” means (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving Office Depot, in the case of Office Depot, or OfficeMax in the case of OfficeMax, as a result of which Office Depot’s stockholders or the OfficeMax Stockholders, as applicable, prior to such transaction in the aggregate cease to own more than 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate entity thereof), (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 50% voting or economic interest in Office Depot or OfficeMax, as applicable, or (C) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 50% of the consolidated assets (including stock of the subsidiaries of Office Depot or OfficeMax, as applicable), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of Office Depot and its subsidiaries, taken as a whole, or OfficeMax and its subsidiaries, taken as a whole, as applicable.

(k) The parties acknowledge and agree that in no event shall a party be required to pay the Termination Fee on more than one occasion. In the event the Termination Fee is paid to a party in accordance with this Section 8.2, such payment shall be the sole and exclusive remedy of such party and its subsidiaries, stockholders and Representatives against the other party or any of its subsidiaries, stockholders and Representatives with respect to the termination, event or breach giving rise to that payment, except in the case of fraud or any willful or intentional breach of any provision of this Agreement.

8.3 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective boards of directors, at any time before or after receipt of the OfficeMax Stockholder Approval, but after any such approval, no amendment shall be made which by law requires further approval or authorization by the OfficeMax Stockholders without such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument or instruments in writing signed and delivered by an authorized representative of each of the parties.

8.4 Extension; Waiver. At any time prior to the Second Effective Time, Office Depot (with respect to OfficeMax, Mapleby Holdco and Merger Sub One) and OfficeMax (with respect to Office Depot, Merger Sub Two and Merger Sub Three) by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement or in any document delivered pursuant to this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No delay on the part of any party in exercising any right hereunder shall operate as a waiver of such right, nor shall any waiver on the part of any party of any such right nor any single or partial exercise of any such right preclude any further exercise of such right or the exercise of any other such right.

ARTICLE IX.

MISCELLANEOUS

9.1 Survival of Representations and Warranties. The representations and warranties made in this Agreement by the parties shall not survive the Closing. This Section 9.1 shall not limit any covenant or agreement of the parties, which by its terms contemplates performance after the Closing or after the termination of this Agreement.

9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given and shall be deemed given upon receipt if delivered personally, telecopied (delivery of which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties (delivery of which is confirmed) or by registered or certified mail (postage paid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Office Depot, Merger Sub Two or Merger Sub Three:

Office Depot, Inc.

6600 North Military Trail

Boca Raton, Florida 33496

Attention: Elisa D. Garcia C.

Facsimile: (561) 438-1629

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Mario A. Ponce

                  Eric M. Swedenburg

Facsimile: (212) 455-2502

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Thomas W. Christopher

                  Michael P. Brueck

Facsimile: (212) 446-4900

(b)	if to OfficeMax, Mapleby Holdco or Merger Sub One:

OfficeMax Incorporated

263 Shuman Boulevard

Naperville, Illinois 60563

Attention: Matthew R. Broad

Facsimile: (630) 864-4526

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

Attention: Margaret A. Brown

Facsimile: (617) 305-4815

9.3 Interpretation.

(a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated to the contrary. The descriptive Article and Section headings and the table of contents contained in this Agreement are for reference purposes only and are not intended to be part of and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined in such certificate or other document. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning. Any statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. The parties have participated jointly in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted jointly by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “herewith” and “hereby” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. The phrases “the date of this Agreement,” “the date hereof” and words of similar import, shall be deemed to refer to the date set forth on the cover page of this Agreement. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty. Unless otherwise indicated, the word “day” shall be interpreted as a calendar day. No summary of this Agreement prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement. References to “dollars” or “$” are to United States dollars.

(b) For purposes of this Agreement, a “business day” means a Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions in the State of New York are not authorized or obligated by Applicable Law to close.

(c) For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) corresponding or similar provisions of foreign laws or regulations, in each case other than pursuant to the OfficeMax Plans.

(d) For purposes of this Agreement, “ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations thereunder.

(e) For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f) For purposes of this Agreement, “GAAP” means United States generally accepted accounting principles applied on a consistent basis.

(g) For purposes of this Agreement, “knowledge” means (x) with respect to Office Depot, the actual knowledge of the Persons listed on Section 9.3(g) to the Office Depot Disclosure Schedule and (y) with respect to OfficeMax, the actual knowledge of Persons listed on Section 9.3(g) to the OfficeMax Disclosure Schedule.

(h) For the purposes of this Agreement, a “Material Adverse Effect” with respect to any party shall be deemed to occur if any event, change or effect (an “Event” ), individually or in the aggregate with such other Events, has occurred that has a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole; provided, however, that a Material Adverse Effect with respect to any party shall not include any Event directly or indirectly arising out of or attributable to: (i) any decrease in the market price of the shares of Office Depot Common Stock, in the case of Office Depot, or the OfficeMax Common Stock, in the case of OfficeMax (but in either case not any Event underlying such decrease to the extent such Event would otherwise constitute a Material Adverse Effect on such party); (ii) conditions, events, or circumstances generally affecting the retail, contract, direct mail and/or internet businesses of the office supply industry; (iii) changes in GAAP, Applicable Law or accounting standards, or in any interpretation of

GAAP, Applicable Law or accounting standards; (iv) any litigation arising from allegations of a breach of fiduciary duty or other violation of Applicable Law relating to this Agreement or the transactions contemplated by this Agreement (or any public disclosure relating to such litigation); (v) changes in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to Office Depot or OfficeMax, as the case may be, or their respective subsidiaries (including, in and of itself, any failure to meet analyst projections); (vi) the failure, in and of itself, of Office Depot or OfficeMax, as the case may be, to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of this Agreement, as well as any change, in and of itself, by Office Depot or OfficeMax, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to the other party prior to the date of this Agreement; (vii) any changes or developments in United States, European, Asian or global economic, regulatory or political conditions in general (including the outbreak or escalation of hostilities or acts of war or terrorism), or generally affecting the financial or securities markets in the United States, Europe or elsewhere in the world; (viii) the failure of OfficeMax or Office Depot, as the case may be, to consent to any actions of the other party required to comply with or proscribed by Section 6.1 or 6.2, as the case may be, where such failure to consent would be unreasonable; or (ix) any changes or developments resulting from the execution, delivery, existence of, or compliance with, this Agreement or announcement or consummation of the transactions contemplated by this Agreement, including any loss of employees, customers, suppliers, vendors, licensors, licensees or distributors (provided that the exception in this subclause (ix) shall not apply to the representations and warranties contained in Section 3.5 or 4.5 to the extent that the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement would result in a breach or inaccuracy of the representations and warranties set forth in Section 3.5 or 4.5).

(i) For purposes of this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such Person.

(j) For purposes of this Agreement, a “Significant Subsidiary” means any subsidiary that qualifies as a “significant subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

(k) For purposes of this Agreement, a “subsidiary” of any Person means another Person, an amount of the voting securities or other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

(l) For purposes of this Agreement, “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

9.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

9.5 Entire Agreement. This Agreement (including the exhibits and schedules hereto, the Office Depot Disclosure Schedule and the OfficeMax Disclosure Schedule) and the Information Sharing Agreements constitute the entire agreement among the parties and supersede all prior agreements and understandings or representations by or among the parties whether written and oral with respect to the subject matter hereof and thereof, it being understood that the Information Sharing Agreements shall continue in full force and effect until the Closing and shall survive any termination of this Agreement.

9.6 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as would be enforceable.

9.7 Third-Party Beneficiaries. Except for the agreement set forth in Section 6.3, nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries or confer upon any Person other than the parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9.8 Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

9.9 Consent to Jurisdiction; Venue.

(a) Each of the parties irrevocably and unconditionally agrees that any Action arising out of or relating to this Agreement and the rights and obligations arising under this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by another party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the United States District Court for the District of Delaware. Each of the parties irrevocably submits with regard to any Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.9, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Applicable Law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (B) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties also agrees that any final, non-appealable judgment against a party in connection with any Action shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

(b) Each of the parties consents to service being made through the notice procedures set forth in Section 9.2 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. Nothing in this Section 9.9 shall affect the right of any party to serve legal process in any other manner permitted by law.

9.10 Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under Applicable Law. Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to a decree of specific performance, and each of the parties shall further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Action should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under Applicable Law.

9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations arising under this Agreement shall be directly or indirectly assigned, delegated sublicensed or transferred by any of the parties (whether by operation of law or otherwise), in whole or in part, to any other Person (including any bankruptcy trustee) without the prior written consent of the other parties; provided that until the second business day preceding the Closing, Office Depot may cause Merger Sub Two or Merger Sub Three to assign all of such Person’s rights, interests and obligations arising under this Agreement to another newly formed, wholly owned subsidiary of Office Depot with substantially identical ownership, capitalization and organizational documents, which subsidiary shall be substituted for Merger Sub Two or Merger Sub Three, as the case may be, for all purposes hereunder, and OfficeMax may cause Mapleby Holdco or Merger Sub One to assign all of such Person’s rights, interests and obligations arising under this Agreement to another newly formed, wholly owned subsidiary of OfficeMax with substantially identical ownership, capitalization and organizational documents, which subsidiary shall be substituted for Mapleby Holdco or Merger Sub One, as the case may be, for all purposes hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

9.12 Expenses. Subject to the provisions of Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement and thereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the Registration Statement and the Joint Proxy Statement (including filing fees related thereto) will be shared equally by Office Depot and OfficeMax.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

OFFICE DEPOT, INC.

By:	/s/ Neil R. Austrian
Name: Neil R. Austrian
Title: Chairman and Chief Executive Officer

DOGWOOD MERGER SUB INC.

By:	/s/ Michael D. Newman
Name: Michael D. Newman
Title: President

DOGWOOD MERGER SUB LLC

By:	/s/ Michael D. Newman
Name: Michael D. Newman
Title: President

MAPLEBY HOLDINGS MERGER CORPORATION

By:	/s/ Matthew R. Broad
Name: Matthew R. Broad
Title: Chairman and President

MAPLEBY MERGER CORPORATION

By:	/s/ Matthew R. Broad
Name: Matthew R. Broad
Title: Chairman and President

OFFICEMAX INCORPORATED

By:	/s/ Ravichandra K. Saligram
Name: Ravichandra K. Saligram
Title: President and CEO

[Signature Page to Agreement and Plan of Merger]